Exhibit 99.1

Intercorp Financial Services Inc.

Third Quarter 2026 Earnings

Lima, Peru, November 09, 2026. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the third quarter 2026. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Core earnings maintain a positive growth trajectory

▪
Net income of S/ 544 million and ROE of 17%(1)
▪
Continued strengthening of primary banking relationships, with retail primary clients growing 16% YoY

Banking: Accelerating momentum in higher-yielding loans

▪
Net income of S/ 439 million and ROE of 16.4%(1)
▪
Higher yielding loans grew 21% YoY
▪
Risk-adjusted NIM reached 3.9%(1) in 3Q26, with a cost of risk of 1.9%(1) and cost of funds of 2.9%

Insurance: Strong premium growth and solid profitability

▪
Net income of S/ 118 million in 3Q26
▪
Written premiums grew 52% YoY
▪
Insurance results improved to S/ 20.0 million YoY in 3Q36
▪
ROIP of 6.6% in 3Q26

Wealth Management: Double-digit growth in core business

▪
AuMs and deposits reached US$ 10.1 billion, up 13% YoY
▪
Fee income rose 5% YoY to S/ 52.6 million
▪
ROE of 13.5% in 3Q26

(1)Excluding El Niño Phenomenon-related provisions. Interbank has set aside S/185 mn in total for El Niño, comprising S/81 mn of expert-criteria provisions already held and S/104 mn of additional provisions. SIP recorded S/37 mn, of which 50% was recognized by IFS (S/18.5 mn). Net of taxes, the impact on IFS net income was S/86 mn.

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 457.0 million in 3Q26, a decrease of S/ 128.3 million QoQ and an increase of S/ 0.8 million YoY. IFS’s annualized ROE was 14.0% in 3Q26 and would have reached 16.6% excluding the net impact of FEN-related provisions.

Intercorp Financial Services’ P&L statement)

S/ million	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income	1,724.4	1,787.6	1,818.0	1.7%	5.4%
Interest and similar expenses	(567.4)	(599.9)	(603.8)	0.7%	6.4%
Net interest and similar income	1,157.0	1,187.7	1,214.1	2.2%	4.9%
Impairment loss on loans, net of recoveries	(256.9)	(274.4)	(359.2)	30.9%	39.8%
Recovery (loss) due to impairment of financial investments	(77.1)	2.7	(0.1)	n.m.	(99.9)%
Net interest and similar income after impairment loss	823.0	916.1	854.8	(6.7)%	3.9%
Fee income from financial services, net	311.1	320.9	321.1	0.1%	3.2%
Other income	245.5	330.1	277.8	(15.9)%	13.1%
Insurance results	(1.2)	(14.9)	(1.3)	(91.6)%	7.0%
Other expenses	(810.0)	(855.6)	(874.9)	2.3%	8.0%
Income before translation result and income tax	568.4	696.5	577.5	(17.1)%	1.6%
Translation result	5.3	21.9	(5.6)	n.m.	n.m.
Income tax	(117.5)	(133.1)	(114.9)	(13.7)%	(2.2)%
Profit for the period	456.2	585.3	457.0	(21.9)%	0.2%
Attributable to IFS' shareholders	453.3	582.3	454.3	(22.0)%	0.2%
EPS	15.70	20.20	15.70
ROE	15.6%	18.5%	14.0%
ROA	1.9%	2.3%	1.7%
Efficiency ratio	38.9%	37.8%	39.1%

Quarter-on-quarter performance

Profits decreased S/ 128.3 million QoQ, mainly due to a S/ 84.8 million increase in impairment losses on loans, largely reflecting provisions related to the El Niño phenomenon (FEN) at Interbank, a S/ 52.3 million decrease in other income, a S/ 27.5 million negative variation in translation result and a S/ 19.3 million increase in other expenses. These effects were partially offset by increases of S/ 26.4 million in net interest and similar income and S/ 13.6 million in insurance results, and a S/ 18.2 million decrease in income tax.

The S/ 84.8 million QoQ increase in impairment losses on loans was driven by S/ 185 million of proactive FEN-related provisions recorded at Interbank, comprising S/81 mn of expert-criteria provisions already held and S/104 mn of additional provisions. Excluding El Niño Phenomenon-related provisions, impairment losses on loans would have decreased by approximately S/ 19 million QoQ to S/ 255 million.

Net interest and similar income increased by S/ 26.4 million, primarily driven by higher interest income. The growth in interest income was mainly attributable to Interbank, which contributed an additional S/ 45.3 million, while lower interest income at Interseguro reduced the increase by S/ 14.3 million.

The S/ 52.3 million decrease in other income was mainly driven by lower results in our wealth management business, reflecting more moderate portfolio performance compared to 2Q26.

The S/ 13.6 million improvement in insurance results was mainly driven by a S/ 19.3 million increase in Individual Life, reflecting adjustments to lapse assumptions. This was partially offset by decreases of S/ 3.6 million in Annuities, due to higher insurance finance expenses from higher disability and survivorship claims, and S/ 2.0 million in Retail Insurance.

The S/ 27.5 million decrease in translation result reflected a move from a gain of S/ 21.9 million in 2Q26 to a loss of S/ 5.6 million in 3Q26, of which S/ 9.1 million corresponds to our banking business.

Finally, the S/ 19.3 million increase in other expenses was mainly driven by higher expenses in our banking and insurance businesses, which increased by S/ 13.4 million and S/ 5.0 million, respectively.

Year-on-year performance

Profits increased S/ 0.8 million YoY, primarily driven by a S/ 77.0 million reduction in impairment of financial investments and increases of S/ 57.1 million in net interest and similar income, S/ 32.3 million in other income and S/ 10.0 million in fee income from financial services. These effects were partially offset by a S/ 102.3 million increase in impairment losses on loans, largely reflecting provisions related to the El Niño phenomenon (FEN) at Interbank, a S/ 64.9 million increase in other expenses and a S/ 10.9 million decrease in translation result.

The S/ 102.3 million increase in impairment losses on loans mainly reflected S/ 185 million of proactive FEN-related provisions recorded at Interbank, comprising S/81 mn of expert-criteria provisions already held and S/104 mn of additional provisions. Excluding El Niño Phenomenon-related provisions, impairment losses on loans would have been approximately S/ 255 million, in line with the S/ 257 million recorded in 3Q25.

Net interest and similar income increased by S/ 57.1 million, driven by a S/ 93.6 million increase in interest and similar income, partially offset by a S/ 36.4 million increase in interest expenses. Higher interest income was mainly explained by increases of S/ 72.7 million at Interbank and S/ 24.5 million at Interseguro, while the increase in interest expenses was mainly attributable to Interseguro, which rose S/ 29.5 million.

The S/ 32.3 million YoY increase in other income was driven by higher contributions at Interbank (+S/ 22.9 million), Interseguro (+S/ 9.9 million) and Inteligo (+S/ 7.5 million), the latter reflecting positive portfolio results.

The S/ 77.0 million decrease in impairment of financial investments reflects the impairment losses recorded by our insurance business in 3Q25, mainly related to Rutas de Lima, which did not repeat in 3Q26.

Other expenses increased by S/ 64.9 million, mainly reflecting higher expenses at Interbank (+S/ 62.6 million, with administrative expenses up 14.6% and salaries and employee benefits up 9.5%) and Interseguro (+S/ 19.0 million).

The S/ 10.9 million decrease in translation result, from a gain of S/ 5.3 million in 3Q25 to a loss of S/ 5.6 million in 3Q26, is mostly explained by decreases at Interbank (S/ 5.6 million) and Interseguro (S/ 3.9 million).

Finally, income tax decreased by S/ 2.6 million, while income before translation result and income tax increased 1.6%.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Banking	401.2	402.5	365.8	(9.1)%	(8.8)%
Insurance	37.9	118.8	97.0	(18.4)%	155.9%
Wealth Management	52.3	71.3	37.6	(47.2)%	(28.0)%
Corporate, eliminations and other subsidiaries	(35.3)	(7.4)	(43.4)	490.2%	23.1%
IFS profit for the period	456.2	585.3	457.0	(21.9)%	0.2%

Interbank

SUMMARY

Interbank's profit reached S/ 365.8 million in 3Q26, down S/ 36.7 million (-9.1% QoQ) and S/ 35.4 million (-8.8% YoY). Excluding El Niño Phenomenon-related provisions, profit would have reached S/ 439.0 million in 3Q26.

The quarterly decrease was mainly driven by a S/ 84.8 million increase in impairment losses on loans, including S/ 185 million in proactive FEN-related provisions (S/81 mn of expert-criteria provisions already held, S/104 mn additional). Results were also impacted by a S/ 13.4 million increase in other expenses and a S/ 9.1 million negative variation in translation result.

These effects were partially offset by a S/ 57.2 million increase in net interest income and a S/ 19.4 million reduction in income tax.

On a year-over-year basis, net profit decreased due to a S/ 102.4 million increase in impairment losses on loans and a S/ 62.5 million increase in other expenses. These effects were partially offset by a S/ 66.6 million increase in net interest and similar income, a S/ 27.2 million reduction in income tax expenses, and growth in fee income from financial services and other income.

As a result, Interbank's ROE decreased to 13.7% in 3Q26, from 15.6% in 2Q26 and 16.8% in 3Q25. Excluding El Niño Phenomenon-related provisions, ROE would have reached 16.4%.

Banking Segment’s P&L Statement

S/ million	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income	1,467.2	1,494.6	1,539.9	3.0%	5.0%
Interest and similar expense	(499.9)	(517.9)	(506.0)	(2.3)%	1.2%
Net interest and similar income	967.3	976.7	1,033.9	5.9%	6.9%
Impairment loss on loans, net of recoveries	(256.7)	(274.3)	(359.1)	30.9%	39.9%
Recovery (loss) due to impairment of financial investments	0.1	—	(0.1)	n.m.	n.m.
Net interest and similar income after impairment loss	710.6	702.4	674.6	(4.0)%	(5.1)%
Fee income from financial services, net	228.9	250.5	247.5	(1.2)%	8.1%
Other income	158.9	184.6	181.8	(1.5)%	14.4%
Other expenses	(568.3)	(617.5)	(630.9)	2.2%	11.0%
Income before translation result and income tax	530.1	520.1	473.1	(9.0)%	(10.8)%
Translation result	1.0	4.5	(4.6)	n.m.	n.m.
Income tax	(129.8)	(122.1)	(102.6)	(15.9)%	(21.0)%
Profit for the period	401.2	402.5	365.8	(9.1)%	(8.8)%
ROE	16.8%	15.6%	13.7%
Efficiency ratio	40.8%	42.5%	42.0%
NIM	5.2%	4.9%	5.1%

INTEREST-EARNING ASSETS

The quarterly decrease in interest-earning assets was mainly driven by a 13.8% decline in financial investments and a 7.2% decrease in cash and due from banks and inter‑bank funds, partially offset by a 3.9% increase in loans, resulting in a 1.1% contraction in total interest‑earning assets.

On a YoY basis, interest-earning assets increased 8.6%, driven by a 9.5% increase in loans and an 18.4% increase in cash and inter-bank funds, partially offset by a 5.0% decline in financial investments.

Interest-earning assets

S/ million	Sep25	Jun26	Sep26	%chg Sep26/ Jun26	%chg Sep26/ Sep25
Cash and due from banks and inter-bank funds	11,592.1	14,789.5	13,722.4	(7.2)%	18.4%
Financial investments	11,632.6	12,820.4	11,048.6	(13.8)%	(5.0)%
Loans	48,936.2	51,575.4	53,564.7	3.9%	9.5%
Total interest-earning assets	72,160.8	79,185.3	78,335.8	(1.1)%	8.6%

Loan portfolio

S/ million	Sep25	Jun26	Sep26	%chg Sep26/ Jun26	%chg Sep26/ Sep25
Performing loans
Retail	25,211.9	26,323.6	27,535.6	4.6%	9.2%
Commercial	23,109.5	24,713.6	25,570.2	3.5%	10.6%
Total performing loans	48,321.4	51,037.1	53,105.8	4.1%	9.9%
Restructured and refinanced loans	488.5	447.6	444.8	(0.6)%	(9.0)%
Past due loans	1,272.4	1,148.9	1,159.9	1.0%	(8.8)%
Total gross loans	50,082.4	52,633.7	54,710.5	3.9%	9.2%
Add (less)
Accrued and deferred interest	519.8	507.4	540.3	6.5%	3.9%
Impairment allowance for loans	(1,666.0)	(1,565.7)	(1,686.0)	7.7%	1.2%
Total direct loans, net	48,936.2	51,575.4	53,564.7	3.9%	9.5%

Performing loans increased 4.1% QoQ, driven by a 4.6% increase in retail loans and a 3.5% increase in commercial loans.

Retail loans grew 4.6% QoQ, driven by a 6.7% increase in consumer loans, which remained the main driver of retail loan growth, together with a 1.9% increase in mortgages. Within consumer lending, credit cards and personal loans increased 10.1%, while payroll-deduction loans grew 1.0%.

Commercial loans increased 3.5% QoQ, supported by growth across all segments. small businesses posted the strongest performance, increasing 10.0%, followed by mid-sized companies and corporate banking.

On the YoY analysis, performing loans increased 9.9%, driven by growth in both retail loans, which increased 9.2%, and commercial loans, which increased 10.6%.

The 9.2% increase in retail loans was mainly driven by strong growth in credit cards and personal loans, which increased 18.1%, together with a 7.8% increase in mortgages. These effects were partially offset by a 1.5% decline in payroll-deductible loans. As of September 2026, credit cards and other consumer loans accounted for 37.3% of total retail loans.

The 10.6% YoY growth in commercial loans was driven by strong growth in small businesses, which increased 34.3%, and mid-sized companies, which increased 14.3%, together with a 5.5% increase in corporate banking loans.

Breakdown of retail loans

S/ million	Sep25	Jun26	Sep26	%chg Sep26/ Jun26	%chg Sep26/ Sep25
Consumer loans:
Credit cards & other loans	8,711.4	9,339.8	10,284.0	10.1%	18.1%
Payroll deduction loans(1)	5,735.0	5,594.2	5,650.0	1.0%	(1.5)%
Total consumer loans	14,446.4	14,934.0	15,934.0	6.7%	10.3%
Mortgages	10,765.4	11,389.6	11,601.6	1.9%	7.8%
Total retail loans	25,211.9	26,323.6	27,535.6	4.6%	9.2%
(1)
Payroll deduction loans to public sector employees.

Market share in loans

	3Q25	2Q26	3Q26	bps QoQ	bps YoY
Total consumer loans	19.6%	18.1%	18.3%	+20	-130
Mortgages	16.1%	16.0%	15.9%	-10	-20
Total retail loans	17.9%	17.1%	17.2%	+10	-70
Total commercial loans	11.2%	11.3%	11.2%	-10	0
Total loans	13.9%	13.7%	13.7%	+0	-20

FUNDING STRUCTURE

Funding structure

S/ million	Sep25	Jun26	Sep26	%chg Sep26/ Jun26	%chg Sep26/ Sep25
Deposits and obligations	51,193.3	56,983.4	57,880.0	1.6%	13.1%
Due to banks and correspondents and inter-bank funds	7,451.2	6,042.2	4,401.1	(27.2)%	(40.9)%
Bonds, notes and other obligations	4,514.2	6,315.0	6,254.0	(1.0)%	38.5%
Total	63,158.7	69,340.6	68,535.1	(1.2)%	8.5%
% of funding
Deposits and obligations	81.1%	82.2%	84.5%
Due to banks and correspondents and inter-bank funds	11.8%	8.7%	6.4%
Bonds, notes and other obligations	7.1%	9.1%	9.1%

The bank’s total funding base decreased 1.2% QoQ, as a 27.2% reduction in due to banks and inter-bank funds and a 1.0% decrease in bonds, notes and other obligations more than offset a 1.6% increase in deposits and obligations.

The quarterly increase in deposits and obligations of S/ 896.6 million was supported by a 3.1% increase in institutional deposits and a 1.7% increase in retail deposits, while due to banks and inter-bank funds decreased by S/ 1,641.1 million, or 27.2%, and bonds, notes and other obligations declined by S/ 61.0 million, or 1.0%.

As a result, deposits and obligations represented 84.5% of total funding as of September 2026, while due to banks and inter-bank funds accounted for 6.4% and bonds represented 9.1%. By type of deposit, the mix was composed of 24.7% demand deposits, 39.5% savings deposits and 35.8% time deposits.

The bank's total funding increased 8.5% YoY, driven primarily by a 13.1% increase in deposits and obligations and a 38.5% increase in bonds, notes and other obligations, which more than offset a 40.9% decrease in due to banks and inter-bank funds. The increase in bonds reflects the USD 500 million senior bond issued in January 2026 as part of the refinancing strategy for the bond maturing in October 2026.

The annual increase in deposits and obligations of S/ 6,686.7 million was mainly explained by a 15.3% increase in retail deposits, together with a 21.0% increase in institutional deposits and a 5.4% increase in commercial deposits. By type, savings deposits increased 14.5%, time deposits 13.4% and demand deposits 10.4%.

As of September 2026, deposits and obligations represented 84.5% of total funding, up from 81.1% a year earlier, reflecting a greater reliance on customer deposits.

Breakdown of deposits

S/ million	Sep25	Jun26	Sep26	%chg Sep26/ Jun26	%chg Sep26/ Sep25
By customer service:
Retail	26,052.1	29,528.1	30,039.3	1.7%	15.3%
Commercial	15,891.9	16,663.4	16,746.7	0.5%	5.4%
Institutional	8,745.5	10,265.0	10,581.0	3.1%	21.0%
Other	503.8	526.9	513.0	(2.6)%	1.8%
Total	51,193.3	56,983.4	57,880.0	1.6%	13.1%
By type:
Demand	12,945.3	14,372.2	14,292.0	(0.6)%	10.4%
Savings	19,979.1	22,200.0	22,876.6	3.0%	14.5%
Time	18,252.1	20,404.0	20,692.8	1.4%	13.4%
Other	16.7	7.2	18.5	n.m.	10.9%
Total	51,193.3	56,983.4	57,880.0	1.6%	13.1%

Market share in deposits

	3Q25	2Q26	3Q26	bps QoQ	bps YoY
Retail deposits	14.4%	14.5%	14.6%	+10	+20
Commercial deposits	12.5%	12.2%	12.2%	0	-30
Total deposits	13.4%	13.3%	13.3%	+0	-10

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income	1,467.2	1,494.6	1,539.9	3.0%	5.0%
Interest and similar expense	(499.9)	(517.9)	(506.0)	(2.3)%	1.2%
Net interest and similar income	967.3	976.7	1,033.9	5.9%	6.9%
NIM	5.2%	4.9%	5.1%	+20 bps	-10 bps

Interest and similar income

Interest and similar income	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	60.3	91.2	87.8	(3.8)%	45.5%
Financial investments	140.2	139.9	136.4	(2.5)%	(2.7)%
Loans	1,266.6	1,263.5	1,315.7	4.1%	3.9%
Total Interest and similar income	1,467.2	1,494.6	1,539.9	3.0%	5.0%
Average interest-earning assets	74,173.5	79,550.6	80,386.4	1.1%	8.4%
Average yield on assets (annualized)	7.9%	7.5%	7.7%	+20 bps	-20 bps

Interest and similar expense

Interest and similar expense	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar expense
Deposits and obligations	(315.8)	(330.3)	(332.1)	0.5%	5.2%
Due to banks and correspondents and inter-bank funds	(101.8)	(86.0)	(75.9)	(11.8)%	(25.5)%
Bonds, notes and other obligations	(82.3)	(101.5)	(98.1)	(3.4)%	19.3%
Total Interest and similar expense	(499.9)	(517.9)	(506.0)	(2.3)%	1.2%
Average interest-bearing liabilities	63,935.1	67,995.7	68,927.4	1.4%	7.8%
Average cost of funding (annualized)	3.1%	3.0%	2.9%	-10 bps	-20 bps

QoQ Performance

Net interest and similar income increased 5.9% QoQ and 6.9% YoY, driven by higher interest and similar income and lower funding costs. NIM increased 20 bps QoQ to 5.1%, while declining 10 bps YoY. The quarterly expansion was accompanied by a 20 bps increase in the average yield on assets and a 10 bps reduction in the cost of funding.

Meanwhile, risk-adjusted NIM declined 10 bps QoQ and 40 bps YoY to 3.4%, reflecting a higher cost of risk (2.7%, compared to 2.1% in 2Q26 and 3Q25), including FEN-related provisions recorded during the quarter. Excluding El Niño Phenomenon-related provisions, risk-adjusted NIM would have reached 3.9% in 3Q26.

Net interest and similar income increased 5.9% QoQ, or S/ 57.2 million, driven by higher income from loans and lower interest expense, which more than offset the decline in income from financial investments and cash and due from banks and inter-bank funds.

Loan-related income increased by S/ 52.3 million QoQ, or 4.1%, driven by continued growth in retail and commercial loan portfolios. In addition, the average loan yield increased to 9.7%, from 9.6% in 2Q26.

Income from financial investments decreased by S/ 3.5 million QoQ, or 2.5%, mainly reflecting a lower contribution from sovereign bonds and certificates of deposit issued by the Central Reserve Bank.

Income from cash and due from banks and inter-bank funds decreased by S/ 3.4 million QoQ, or 3.8%.

On the funding side, interest expense declined 2.3% QoQ, as lower costs associated with due to banks and correspondents and inter-bank funds, down 11.8%, and bonds, notes and other obligations, down 3.4%, more than offset a 0.5% increase in expenses related to deposits and obligations.

As a result, average interest-earning assets increased 1.1% QoQ, while the average yield on interest-earning assets increased 20 basis points to 7.7%.

Interest and similar expense decreased 2.3% QoQ (S/ 11.8 million), reflecting lower expenses on due to banks and correspondents and on bonds, notes and other obligations, partially offset by higher expenses on deposits and obligations.

Interest expense on deposits and obligations increased by S/ 1.8 million QoQ (+0.5%), despite a 1.5% increase in deposit balances, as the cost of deposits declined 10 basis points to 2.3%.

Interest expense on due to banks and correspondents declined by S/ 10.1 million QoQ (-11.8%), in line with an 11.1% reduction in average balances.

Interest expense on bonds, notes and other obligations decreased by S/ 3.4 million QoQ (-3.4%), while average balances remained broadly stable during the quarter.

Average interest-bearing liabilities increased 1.4% QoQ. As a result, the average cost of interest-bearing liabilities declined 10 basis points to 2.9%, from 3.0% in 2Q26. The lower cost of funding reflected a greater contribution from customer deposits within the funding structure and a lower reliance on due to banks and correspondents. This contributed to the increase in net interest and similar income and the expansion in NIM during the quarter.

YoY Performance

Net interest and similar income increased 6.9% YoY, or S/ 66.6 million, supported by higher interest income from loans and cash and due from banks and inter-bank funds, partially offset by a lower contribution from financial investments.

Interest income from loans increased by S/ 49.1 million YoY, or 3.9%, supported by higher average loan balances, partially offset by a 30 basis point decline in the average loan yield, from 10.0% to 9.7%.

Interest income from cash and due from banks and inter-bank funds increased by S/ 27.5 million YoY, or 45.5%, mainly driven by a greater contribution from interest-bearing liquidity balances during the period.

In contrast, income from financial investments decreased by S/ 3.8 million YoY, or 2.7%, reflecting lower yields and a lower contribution from sovereign bonds and certificates of deposit.

As a result, average interest-earning assets increased 8.4% YoY, or S/ 6,212.9 million, while the average yield on interest-earning assets declined 20 basis points to 7.7%, from 7.9% in 3Q25.

Interest and similar expense increased 1.2% YoY, mainly driven by higher expenses on deposits and obligations (+5.2%) and on bonds, notes and other obligations (+19.3%), partially offset by lower expenses on due to banks and correspondents (-25.5%).

Interest expense on deposits and obligations increased by S/ 16.3 million YoY, as an 11.2% increase in average deposit balances more than offset a 20 basispoint reduction in the cost of deposits, from 2.5% in 3Q25 to 2.3% in 3Q26.

Interest expense on due to banks and correspondents decreased by S/ 26.0 million YoY, in line with a 27.5% reduction in average balances.

In contrast, interest expense on bonds, notes and other obligations increased by S/ 15.8 million YoY (+19.3%), alongside a 24.2% increase in average balances, including the USD 500 million senior bond issued in January 2026 as part of the refinancing strategy for the bond maturing in October 2026.

As a result, the average cost of interest-bearing liabilities declined 20 basis points YoY to 2.9%, despite the higher weight of bonds, notes and other obligations in the funding mix. The lower cost of funding reflected a greater contribution from customer deposits within the funding structure and a lower reliance on due to banks and correspondents.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment allowance for loans increased 7.7% QoQ.

The quarterly performance reflected an increase in impairment losses on loans of S/ 84.8 million, including proactive FEN-related provisions. Interbank has set aside S/185 mn in total for El Niño, comprising S/81 mn of expert-criteria provisions already held and S/104 mn of additional provisions.

As a result, the cost of risk increased to 2.7%, from 2.1% in 2Q26. Excluding El Niño Phenomenon-related provisions, the cost of risk would have stood at 1.9% during the quarter.

The S3 NPL ratio improved 10 basis points QoQ to 2.0%, while the S3 NPL coverage ratio increased 980 basis points to 152.7%. The higher coverage ratio reflects the strengthening of reserve levels despite the continued improvement in portfolio quality.

Direct loans in S3 increased 0.6% QoQ, reaching S/ 1,110 million in 3Q26. The QoQ evolution translated into a 12 bps reduction in the Retail S3 NPL ratio, from 2.8% in 2Q26 to 2.7% in 3Q26, mainly driven by improvements in consumer loans. Meanwhile, the Commercial S3 NPL ratio remain flat at 1.3%.

As a result, the total S3 NPL ratio decreased to 2.0% in 3Q26, from 2.1% in 2Q26. The S3 NPL coverage ratio stood at 152.7% in 3Q26, above the 142.9% recorded in 2Q26.

Impairment allowance for loans increased 1.2% YoY. The YoY performance reflected higher impairment charges (+S/ 102.4 million).

Cost of risk in the retail segment increased from 4.0% in 3Q25 to 4.6% in 3Q26, while cost of risk in the commercial segment moved from -0.1% to 0.5%. Excluding El Niño Phenomenon-related provisions, cost of risk would have stood at 3.4% in retail and 0.2% in commercial banking.

Despite the higher provisioning level, asset quality indicators continued to improve. The S3 NPL ratio declined from 2.4% in 3Q25 to 2.0% in 3Q26. Meanwhile, the S3 NPL coverage ratio increased to 152.7%, from 140.5% a year earlier, reflecting a stronger reserve position.

Reported cost of risk increased to 2.7% in 3Q26, from 2.1% in both 2Q26 and 3Q25, mainly due to the proactive FEN-related provisions recorded during the quarter. Excluding El Niño Phenomenon-related provisions, cost of risk would have stood at 1.9% in 3Q26.

Direct loans in S3 decreased by 7.2% YoY. The YoY reduction translated into a decline of 40 bps in the total Retail S3 NPL ratio, from 3.1% in 3Q25 to 2.7% in 3Q26, together with a 30 bps improvement in the Commercial S3 NPL ratio, from 1.6% to 1.3%, reflecting sustained sound payment behavior across segments.

The S3 NPL coverage ratio increased from 140.5% in 3Q25 to 152.7% in 3Q26, reflecting a stronger reserve position despite the reduction in direct loans in S3.

Impairment loss on loans, net of recoveries

Impairment loss on loans, net of recoveries	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Impairment loss on loans, net of recoveries	(256.7)	(274.3)	(359.1)	30.9%	39.9%
Impairment loss on loans/average gross loans	2.1%	2.1%	2.7%	+60 bps	+60 bps
S3 NPL ratio (at end of period)	2.4%	2.1%	2.0%	-10 bps	-40 bps
S3 NPL coverage ratio (at end of period)	140.5%	142.9%	152.7%	+980 bps	+1220 bps
Impairment allowance for loans	1,666.0	1,565.7	1,686.0	7.7%	1.2%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased 1.2% QoQ to S/ 247.5 million, primarily due to higher fee-related expenses, which more than offset growth in fee income. Commissions from credit card services increased by S/ 9.8 million QoQ, or 7.5%, while fee-related expenses increased by S/ 12.4 million, or 11.0%, mainly driven by higher other expenses.

Net fee income from financial services increased 8.1% YoY, supported by higher commissions from credit card services and maintenance, transfers and debit card services. These effects were partially offset by a S/ 13.2 million increase in fee-related expenses, or 11.8% YoY, mainly driven by higher other expenses.

Fee income from financial services, net

Fee income from financial services, net	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Income
Commissions from credit card services	116.6	130.7	140.5	7.5%	20.4%
Commissions from banking services	101.1	105.0	100.2	(4.5)%	(0.8)%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	85.5	86.5	90.9	5.1%	6.4%
Fees from indirect loans	17.8	15.5	15.9	2.7%	(10.7)%
Collection services	12.8	13.3	14.4	7.7%	11.9%
Other	7.5	12.8	11.4	(11.1)%	51.7%
Total income	341.3	363.8	373.2	2.6%	9.3%
Expenses
Insurance	(18.0)	(19.2)	(18.2)	(5.4)%	0.8%
Fees paid to foreign banks	(6.9)	(7.1)	(6.4)	(9.7)%	(7.4)%
Other	(87.5)	(87.0)	(101.1)	16.3%	15.5%
Total expenses	(112.5)	(113.3)	(125.7)	11.0%	11.8%
Fee income from financial services, net	228.9	250.5	247.5	(1.2)%	8.1%

OTHER INCOME

Other income decreased by S/ 2.8 million QoQ, or 1.5%, as lower net gains from foreign exchange transactions and financial assets at fair value through profit or loss, which declined 13.0%, were largely offset by higher other income items, which increased by S/ 17.6 million.

Other income increased by S/ 22.9 million %. YoY, or 14.4%, driven mainly by higher net gains from foreign exchange transactions and financial assets at fair value through profit or loss, which rose 15.9%, and by higher other income items, partially offset by lower gains from the sale of financial investments, which declined 42.0%.

Other income

Other income	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	115.8	154.3	134.2	(13.0)%	15.9%
Net gain on sale of financial investments	28.4	16.8	16.5	(1.7)%	(42.0)%
Other	14.7	13.5	31.1	130.8%	111.2%
Total other income	158.9	184.6	181.8	(1.5)%	14.4%

OTHER EXPENSES

Other expenses increased 2.2% QoQ, or S/ 13.4 million, mainly driven by a 4.0% increase in administrative expenses and a 3.0% increase in depreciation and amortization, while salaries and employee benefits remained broadly stable, increasing 0.2%.

Other expenses increased 11.0% YoY, or S/ 62.6 million, primarily reflecting increases of 14.6% and 9.5% in administrative expenses and salaries and employee benefits, respectively, together with a more moderate 2.8% increase in depreciation and amortization.

Other expenses

Other expenses	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Salaries and employee benefits	(203.3)	(222.3)	(222.6)	0.2%	9.5%
Administrative expenses	(274.2)	(302.0)	(314.2)	4.0%	14.6%
Depreciation and amortization	(75.9)	(75.8)	(78.0)	3.0%	2.8%
Other	(15.0)	(17.5)	(16.1)	(7.7)%	7.6%
Total other expenses	(568.3)	(617.5)	(630.9)	2.2%	11.0%
Efficiency ratio	40.8%	42.5%	42.0%	-50 bps	+120 bps

REGULATORY CAPITAL

The bank’s total capital ratio was 15.1% as of 3Q26, below the 15.5% reported in 2Q26 and the 15.8% recorded in 3Q25.

Core Equity Tier 1 (CET1) stood at 11.6% as of 3Q26, below the 11.9% reported in 2Q26 and the 12.1% recorded in 3Q25.

Both remain comfortably above regulatory minimum requirements, including applicable buffers and additional capital allocated to cover other risks, in line with SBS requirements.

The regulatory minimum total capital ratio is 10.0%. In addition, the regulator requires additional capital buffers for conservation, economic cycle, market concentration and other risks.

As of 3Q26, the additional buffer requirement totaled 3.6%, resulting in a total regulatory limit of 13.6%, well below the bank's 15.1% total capital ratio.

Risk-weighted assets (RWA) increased 4.2% QoQ, mainly reflecting higher credit-risk capital requirements associated with loan growth.

At the same time, total regulatory capital increased 1.7% QoQ, supported by earnings generated during the quarter, although partially offset by higher unrealized losses on FVOCI investments and IFS share buybacks. As a result, the total capital ratio declined from 15.5% in 2Q26 to 15.1% in 3Q26, while remaining above regulatory requirements.

On a year‑on‑year basis, the total capital ratio declined from 15.8% in 3Q25 to 15.1% in 3Q26, as the 4.3% increase in total regulatory capital was more than offset by higher risk‑weighted assets (+9.2% YoY).

The growth in regulatory capital was mainly supported by increases in Tier 1 capital (+4.4% YoY) and Tier 2 capital (+4.1% YoY), although partially offset by higher unrealized losses on FVOCI investments and IFS share buybacks.

Regulatory capital

Regulatory capital	Sep25	Jun26	Sep26	%chg Sep26/ Jun26	%chg Sep26/ Sep25
Tier I capital	8,335.5	8,549.0	8,702.4	1.8%	4.4%
Tier II capital	2,533.0	2,602.9	2,637.2	1.3%	4.1%
Total regulatory capital	10,868.5	11,151.9	11,339.7	1.7%	4.3%
Risk-weighted assets (RWA)	68,810.0	72,132.0	75,146.0	4.2%	9.2%
Total capital ratio	15.8%	15.5%	15.1%	-40 bps	-70 bps
Tier I capital / RWA	12.1%	11.9%	11.6%	-30 bps	-50 bps
CET1	12.1%	11.9%	11.6%	-30 bps	-50 bps

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

Interseguro'snet profit reached S/ 97.0 million in 3Q26, representing a quarterly decrease of S/ 21.8 million compared to 2Q26, and a year-on-year increase of S/ 59.1 million compared to 3Q25.

Quarterly performance was mainly driven by a S/ 14.3 million decrease in interest and similar income, due to lower dividends and a S/ 14.2 million increase in interest and similar expenses. These effects were partially offset by a S/ 13.7 million increase in insurance results, mainly driven by Individual Life, and a S/ 2.9 million increase in other income, mainly due to higher gains from the valuation of real estate investments.

The year-on-year increase in net profit was mainly driven by an improvement of S/ 77.5 million in impairment of financial investments, related to ECL charges recorded in 3Q25, along with an increase of S/ 24.5 million in interest and similar income due to higher inflation rates. These effects were partially offset by increases of S/ 29.5 million in interest and similar expenses and S/ 19.0 million in other expenses, primarily due to higher salaries and employee benefits.

As a result, Interseguro'sROE reached 32.2% in 3Q26, compared to 42.9% and 22.3% in 2Q26 and 3Q25, respectively.

Insurance Segment’s P&L Statement

S/ million	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income	216.3	255.1	240.8	(5.6)%	11.3%
Interest and similar expenses	(43.2)	(58.5)	(72.7)	24.3%	68.3%
Net interest and similar income	173.1	196.6	168.1	(14.5)%	(2.9)%
Recovery (loss) due to impairment of financial investments	(77.7)	2.7	(0.2)	n.r.	(99.8)%
Net interest and similar income after impairment loss	95.4	199.3	167.9	(15.8)%	76.0%
Fee income from financial services, net	(3.4)	(3.6)	(3.8)	5.5%	14.1%
Insurance results	(1.2)	(14.9)	(1.2)	(91.8)%	4.5%
Other income	54.9	61.9	64.8	4.7%	18.1%
Other expenses	(112.6)	(126.6)	(131.6)	3.9%	16.9%
Income before translation result and income tax	33.2	116.1	96.0	(17.3)%	2.9x
Translation result	4.8	2.8	0.9	(65.6)%	(80.2)%
Income tax	—	—	—	n.r.	n.r.
Profit for the period	37.9	118.8	97.0	(18.4)%	2.6x
ROE	22.3%	42.9%	32.2%
Efficiency ratio	12.3%	12.2%	13.7%

RESULTS FROM INVESTMENTS

Results from Investments (1)

Results from Investments (1)	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income	216.3	255.1	240.8	(5.6)%	11.3%
Interest and similar expenses	(20.1)	(19.4)	(21.9)	13.0%	9.0%
Net interest and similar income	196.2	235.7	218.9	(7.1)%	11.6%
Recovery (loss) due to impairment of financial investments	(77.7)	2.7	(0.2)	n.r.	(99.8)%
Net Interest and similar income after impairment loss	118.5	238.4	218.7	(8.3)%	84.6%
Net gain (loss) on sale of financial investments	6.1	13.6	0.0	n.r.	n.r.
Net gain (loss) on financial assets at fair value through profit or loss	19.2	20.5	16.2	(20.9)%	(15.4)%
Rental income	19.7	21.8	22.3	2.0%	12.9%
Gain on sale of investment property	0.0	0.0	0.0	n.r.	n.r.
Valuation gain (loss) from investment property	(0.2)	5.4	25.3	4.7x	n.r.
Other(1)	(3.8)	(4.3)	(4.7)	10.3%	23.3%
Other income	40.9	57.0	59.1	3.7%	44.4%
Results from investments	159.5	295.4	277.8	(6.0)%	74.2%

(1)
Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 218.9 million in 3Q26, down S/ 16.8 million QoQ (-7.1%) and up S/ 22.7 million YoY (+11.6%). The quarterly decrease was mainly driven by S/ 14.3 million lower interest and similar income, primarily from lower dividends received, and S/ 2.5 million higher interest and similar expenses.

The annual increase was mainly driven by S/ 24.5 million higher interest and similar income, from higher inflation-indexation gains on bonds and portfolio growth, partially offset by S/ 1.8 million higher interest and similar expenses.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Interseguro recorded an impairment loss of S/ 0.2 million in 3Q26, compared with a gain of S/ 2.7 million in 2Q26, which reflected the release of expected credit loss (ECL) provisions, and a loss of S/ 77.7 million in 3Q25, mainly from ECL charges on downgraded fixed income investments.

OTHER INCOME

Other income related to investments was S/ 59.1 million in 3Q26, up S/ 2.1 million QoQ (+3.7%) and S/ 18.2 million YoY (+44.4%).

The quarterly increase was mainly driven by S/ 19.9 million higher valuation gains on investment property from FX rate fluctuations, partially offset by S/ 17.9 million lower gains on the sale and fair value measurement of financial investments.

The annual increase was mainly driven by S/ 25.5 million higher valuation gains on investment property, also from FX rate fluctuations, and S/ 2.6 million higher rental income, partially offset by S/ 9.1 million lower gains on the sale and fair value measurement of financial investments.

INSURANCE RESULTS

Insurance Results

Insurance Results	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Annuities	(96.5)	(123.0)	(126.6)	2.9%	31.1%
Individual Life	25.5	49.4	68.7	39.0%	2.7x
Retail insurance	69.9	58.7	56.7	(3.5)%	(18.9)%
Insurance Results	(1.2)	(14.9)	(1.2)	(91.8)%	4.5%

Insurance results rose S/ 13.7 million QoQ, as a S/ 19.3 million increase in Individual Life more than offset decreases of S/ 3.6 million in Annuities and S/ 2.0 million in Retail Insurance.

Individual Life growth mainly reflects adjustments to lapse assumptions, while the Annuities decrease reflects higher insurance finance expenses from higher D&S claims.

Insurance results remained stable YoY, as a S/ 43.2 million increase in Individual Life was offset by decreases of S/ 30.1 million in Annuities and S/ 13.2 million in Retail Insurance.

Individual Life growth mainly reflects higher CSM release, while the Annuities decrease reflects higher insurance finance expenses from higher inflation and D&S claims.

CSM stock increased 5% QoQ and 8% YoY. The quarterly decrease in Credit Life CSM was explained by an update of the in-force portfolio to exclude lapsed policies. Both quarterly and annual growth reflect higher Annuities and Individual Life CSM, driven by increased premiums.

OTHER EXPENSES

Other Expenses

Other expenses	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Salaries and employee benefits	(33.5)	(42.2)	(46.7)	10.5%	39.1%
Administrative expenses	(21.4)	(21.1)	(22.9)	8.6%	7.3%
Depreciation and amortization	(5.3)	(5.3)	(5.4)	0.4%	1.0%
Expenses related to rental income	(3.0)	(2.5)	(3.2)	26.0%	7.4%
Other	(49.4)	(55.4)	(53.5)	(3.5)%	8.3%
Other expenses	(112.6)	(126.6)	(131.6)	3.9%	16.9%

Inteligo

SUMMARY

Inteligo’s net profit was S/ 37.6 million in 3Q26, reflecting a quarter-over-quarter decrease of S/ 33.7 million and a year-over-year decrease of S/ 14.7 million.

The quarterly performance was mainly driven by a S/ 35.6 million decline in other income, resulting from lower mark-to-market valuations on proprietary portfolio investments. Additionally, net interest and similar income decreased by S/ 2.6 million, mainly due to higher interest expenses on deposits and obligations. These impacts were partially offset by a S/ 1.7 million increase in net fee income from financial services, supported by assets under management growth in private wealth management and mutual funds, together with a S/ 1.5 million reduction in operating expenses.

The yearly performance was primarily affected by a S/ 3.5 million decrease in net interest and similar income, driven by lower yields on financial investments and loans, partially offset by a S/ 7.5 million increase in other income and a S/ 2.6 million increase in net fee income from financial services driven by higher fees from funds management as a result of growth in assets under management across private wealth management and mutual funds.

From a business development standpoint, Inteligo’sclient acquisition efforts continued to deliver solid results, reflected in growth in new account openings and assets under management (AUM) across both Private Wealth Management and mutual. As of September 30, 2026, AUM increased by 2% QoQ and 12% YoY.

Inteligo’s return on equity (ROE) stood at 13.5% in 3Q26, lower than 19.3% reported in 3Q25.

Wealth Management Segment’s P&L Statement

S/ million	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income	39.7	37.8	36.9	(2.4)%	(6.9)%
Interest and similar expenses	(25.9)	(25.0)	(26.7)	6.6%	2.8%
Net interest and similar income	13.7	12.8	10.2	(20.0)%	(25.3)%
Impairment loss of loans, net of recoveries	(0.1)	(0.1)	(0.1)	1.8%	(58.4)%
Recovery (loss) due to impairment of financial investments	0.6	—	0.2	n.r.	(62.8)%
Net interest and similar income after impairment loss	14.1	12.7	10.4	(18.3)%	(26.5)%
Fee income from financial services, net	50.0	50.9	52.6	3.3%	5.2%
Other income	16.3	59.4	23.8	(60.0)%	45.8%
Other expenses	(42.0)	(46.6)	(45.1)	(3.3)%	7.3%
Income before translation result and income tax	38.4	76.5	41.7	(45.5)%	8.4%
Translation result	(1.8)	(1.7)	(0.1)	(95.7)%	(96.0)%
Income tax	15.6	(3.5)	(4.0)	14.8%	n.m.
Profit for the period	52.3	71.3	37.6	(47.2)%	(28.0)%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/34,529 million in 3Q26 a S/648 million or 2% increase QoQ, mostly explained by inflows in mutual funds and private wealth management. Client deposits were S/2,932 million in 3Q26 a S/101 million or 3% decrease QoQ.

AUM reached S/ 34,529 million in 3Q26, a S/ 3,564 million or 12% increase YoY (13% in U.S. dollars), mostly explained by inflows in mutual funds and private wealth management. Client deposits were S/2,932 million in 3Q26 a S/101 million or 4% increase YoY.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

Net interest and similar income	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	3.4	3.4	2.9	(17.1)%	(15.2)%
Financial Investments	13.7	13.4	13.2	(1.7)%	(3.5)%
Loans	22.6	20.9	20.8	(0.4)%	(7.7)%
Total interest and similar income	39.7	37.8	36.9	(2.4)%	(6.9)%
Interest and similar expenses
Deposits and obligations	(22.7)	(21.9)	(23.3)	6.2%	2.7%
Due to banks and correspondents	(3.3)	(3.1)	(3.4)	9.5%	3.8%
Total interest and similar expenses	(25.9)	(25.0)	(26.7)	6.6%	2.9%
Net interest and similar income	13.7	12.8	10.2	(20.1)%	(25.4)%

Inteligo’snet interest and similar income was S/10.2 million in 3Q26, a S/2.6 million or 20.1% decrease when compared with 2Q26, mainly explained by higher interest expenses due from deposits and obligations.

Net interest and similar income decreased in S/3.5 million YoY or 25.4%, mainly because of lower interests in financial investments and loans.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

Fee income from financial services, net	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Income
Brokerage and custody services	5.3	5.6	6.7	20.4%	26.6%
Funds management	45.2	45.7	46.4	1.6%	2.8%
Total income	50.5	51.3	53.1	3.7%	5.3%
Expenses
Brokerage and custody services	(0.2)	(0.4)	(0.3)	(26.3)%	19.7%
Others	(0.2)	0.1	(0.2)	n.m.	9.4%
Total expenses	(0.5)	(0.3)	(0.5)	60.8%	14.7%
Fee income from financial services, net	50.0	50.9	52.6	3.3%	5.2%

Net fee income from financial services was S/52.6 million in 3Q26. a S/1.7 million or 3.3% increase when compared with 2Q26, mainly explained by assets under management growth in private management.

On a YoY basis, net fee income from financial services increased in S/2.6 million YoY or 5.2% Also due to higher fees from funds management, explained by assets under management growth in private wealth management and mutual funds.

OTHER INCOME

Other income

Other income	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Net gain on sale of financial investments	0.2	0.6	(0.1)	n.m.	n.m.
Net trading gain (loss)	21.0	59.4	25.6	(57.0)%	21.5%
Other	(4.9)	(0.5)	(1.7)	n.m.	(64.9)%
Total other income	16.3	59.4	23.8	(60.0)%	45.8%

Other income reached S/ 23.8 million in 3Q26, a S/ 35.6 million decrease QoQ due to lower mark-to-market valuations on proprietary portfolio investments.

Other income reached S/ 23.8 million in 3Q26, a S/ 7.5 million increase YoY due to higher mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

Other expenses	3Q25	2Q26	3Q26	%chg QoQ	%chg YoY
Salaries and employee benefits	(25.3)	(29.4)	(27.8)	(5.4)%	10.0%
Administrative expenses	(13.1)	(14.1)	(14.3)	1.4%	9.4%
Depreciation and amortization	(2.1)	(2.3)	(2.3)	(0.8)%	8.2%
Other	(1.6)	(0.9)	(0.7)	(15.5)%	(53.3)%
Total other expenses	(42.0)	(46.6)	(45.1)	(3.3)%	7.3%

Other expense reached S/45.1 million in 3Q26, a S/1.5 million or 3.3% decrease QoQ mainly due to employee benefits.

On a YoY basis a S/3.1MM or 7.3% increase driven by employee benefits and administrative expenses.

STRATEGY

We aim to become a leading digital platform with profitable growth. IFS reported an annualized ROE of 14.0% in 3Q26.

We strive to build primary banking relationships by placing the customer at the center of our decisions and offering the best digital experience. As a result, NPS for retail banking stood at 64.

We continue to focus on our key businesses, maintaining a significant market share in consumer banking loans around 18%, ranking third in the market. Retail deposits are around 15%, ranking third in the market, and commercial banking holds approximately an 11% market share. In annuities, we are the leader with over a 31% market share. Finally, in wealth management, AUMs continue to grow at double-digit rates.

STRATEGIC KPIS

Banking & Payments KPIs

	3Q25	2Q26	3Q26
Digital Metrics
% Digital customers retail	84	86	86
% Digital customers commercial	73	76	77
% Digital self-service retail	81	78	75
% Digital sales retail	67	67	67
NPS Retail (points)	56	61	64
Transactional Metrics
IBK Plin transactions (millions) (*)	179	234	257
(*) Sent transactions

Banking & Payments

We continue to strengthen our position as a digital bank. As of September 2026, our banking customer base grew 6% YoY to 5.9 million clients. Our digital transformation strategy continues to show positive momentum, with the share of retail digital customers increasing YoY from 84% to 86%, while digital penetration in the commercial segment also continued to improve, reaching 77% (73% in 3Q25 and 76% in 2Q26). At the same time, digital sales in retail remained stable at high levels, accounting for 67% of total retail sales, confirming the consolidation of digital channels as the primary point of interaction for our customers. Retail NPS reached 64 points, up from 56 in 3Q25 and 61 in 2Q26.

Our payments ecosystem continues to scale, led by Plinand Izipay. Plinsent transactions reached 257 million in 3Q26, up 43% YoY and 10% QoQ (from 179 million in 3Q25 and 234 million in 2Q26). Transactional activity also remained strong, while synergies between Izipay and Interbank continued to deepen, with flows from Izipay to Interbank growing mainly in business and small business banking and float from the Interbank–Izipay relationship increasing 58% YoY, reinforcing the capture of transactional flows.

Insurance & Wealth Management KPIs

	3Q25	2Q26	3Q26
Insurance
Digital insurance premiums (S/ millions)	32	36	40
% Digital Self-Service	70	73	74
Wealth Management
% Interfondos digital transactions	55	59	60
% Interfondos digital users	30	39	42
% Digital transactions Inteligo SAB	38	43	50

Insurance

In the insurance segment, digital adoption continued to improve in 3Q26. The share of digital self-service reached 74%, up from 70% in 3Q25, reflecting growing adoption of digital channels among insurance customers.

Digital insurance premiums continued to grow, reaching S/ 40 million in 3Q26, up from S/ 32 million in 3Q25 (+25% YoY), confirming the sustained expansion of digital origination in the insurance business and the effectiveness of ongoing initiatives to enhance customer experience and digital distribution.

Wealth Management

In the wealth management segment, digital engagement continued to gain traction during 3Q26. Interfondos’ digital users represented 41.6% of total users, a significant increase from 30.2% in 2Q26. This performance reflects sustained momentum in client adoption of digital investment tools and advisory services.

Digital transaction penetration remain strong across key platforms. In Inteligo SAB (brokerage) channel, the share of digital transactions represented 49.8%, compared with 42.8% in 2Q26 and 37.7% in 3Q25.

Similarly, digital transactions in Interfondos reached 60.4%, maintaining their upward trend from 58.9% in 2Q26 and an increase versus 54.5% in 3Q25. Overall, these results highlight clients’ growing preference for seamless and fully digital investment experiences.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2026, December 31, 2025 and for the nine-month periods ended September 30, 2026 and 2025

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2026, December 31, 2025 and for the nine-month periods ended September 30, 2026 and 2025

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of financial position

As of September 30, 2026 and December 31, 2025

	Note	30.09.2026	31.12.2025
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		2,976,914	3,196,910
Interest bearing		11,213,780	9,163,129
Restricted funds		496,270	1,675,910
		14,686,964	14,035,949
Inter-bank funds	4(e)	—	40,006
Financial investments	5	27,975,069	28,173,806
Loans, net:	6
Loans, net of unearned interest		56,854,488	52,361,192
Impairment allowance for loans		(1,686,265)	(1,591,042)
		55,168,223	50,770,150
Investment property	7	1,702,402	1,540,615
Property, furniture and equipment, net		986,575	967,293
Due from customers on acceptances		4,000	51,332
Intangibles and goodwill, net		1,575,688	1,626,106
Other accounts receivable and other assets, net	8	2,460,585	1,793,116
Reinsurance contract assets	12	61,257	57,182
Deferred Income Tax asset, net		62,703	41,872
Total assets		104,683,466	99,097,427
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,594,944	7,759,676
Interest bearing		52,962,580	48,267,954
		60,557,524	56,027,630
Inter-bank funds	4(e)	—	55,019
Due to banks and correspondents	10	4,944,769	7,166,014
Bonds, notes and other obligations	11	7,656,277	5,590,408
Due from customers on acceptances		4,000	51,332
Insurance and reinsurance contract liabilities	12	12,552,891	13,063,254
Other accounts payable, provisions and other liabilities	8	5,732,498	4,585,800
Deferred Income Tax liability, net		68,413	136,126
Total liabilities		91,516,372	86,675,583
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(722,597)	(469,546)
Capital surplus		532,771	532,771
Reserves		10,000,000	9,100,000
Unrealized results, net		5,363	(36,034)
Retained earnings		2,235,731	2,183,383
		13,089,285	12,348,591
Non-controlling interest		77,809	73,253
Total equity, net		13,167,094	12,421,844
Total liabilities and equity, net		104,683,466	99,097,427

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of income

For the nine-month periods ended September 30, 2026 and 2025

	Note	30.09.2026	30.09.2025
		S/(000)	S/(000)
Interest and similar income	15	5,382,469	5,169,143
Interest and similar expenses	15	(1,746,777)	(1,716,746)
Net interest and similar income		3,635,692	3,452,397
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(817,842)	(908,150)
Loss due to impairment of financial investments	5(c) and 5(d)	(10,582)	(136,807)
Net interest and similar income after impairment loss		2,807,268	2,407,440
Fee income from financial services, net	16	944,045	906,446
Net gain on foreign exchange transactions		451,428	282,080
Net gain on sale of financial investments		97,174	69,625
Net gain on financial assets at fair value through profit or loss	5(e)	182,232	347,908
Net gain on investment property	7(b)	130,280	85,885
Other income	17	85,927	108,847
		1,891,086	1,800,791
Result from insurance activities	18	(80,494)	(46,662)
Other expenses
Salaries and employee benefits		(953,716)	(826,528)
Administrative expenses		(1,165,823)	(1,051,353)
Depreciation and amortization		(322,376)	(341,043)
Other expenses	17	(126,958)	(118,558)
		(2,568,873)	(2,337,482)
Income before exchange difference and Income Tax		2,048,987	1,824,087
Exchange difference		(2,700)	29,270
Income Tax	14(e)	(402,050)	(371,475)
Net profit for the period		1,644,237	1,481,882
Attributable to:
IFS’s shareholders		1,634,935	1,474,066
Non-controlling interest		9,302	7,816
		1,644,237	1,481,882
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	14.781	13.134
Weighted average number of outstanding shares (in thousands)	19	110,613	112,233

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of other comprehensive income

For the nine-month periods ended September 30, 2026 and 2025

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Net profit for the period	1,644,237	1,481,882
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains (losses) on valuation of equity instruments at fair value through other comprehensive income	85,870	(3,379)
Income Tax	(437)	9,019
Total unrealized gain that will not be reclassified to the consolidated statement of income	85,433	5,640
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(1,035,331)	707,431
Income Tax	1,667	(3,723)
	(1,033,664)	703,708
Insurance reserves at fair value	988,786	(538,485)
Net movement of cash flow hedges	(10,021)	36,373
Income Tax	3,233	(4,944)
	(6,788)	31,429
Translation of foreign operations	20,871	(74,050)
Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods	(30,795)	122,602
Other comprehensive income for the period	54,638	128,242
Total comprehensive income for the period, net of Income Tax	1,698,875	1,610,124
Attributable to:
IFS’s shareholders	1,689,532	1,600,473
Non-controlling interest	9,343	9,651
	1,698,875	1,610,124

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of changes in equity

For the nine-month periods ended September 30, 2026 and 2025

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,474,066	1,474,066	7,816	1,481,882
Other comprehensive income	—	—	—	—	—	—	5,104	701,700	(537,694)	31,347	(74,050)	—	126,407	1,835	128,242
Total comprehensive income	—	—	—	—	—	—	5,104	701,700	(537,694)	31,347	(74,050)	1,474,066	1,600,473	9,651	1,610,124
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(1,937)	—	(226,228)	—	—	—	—	—	—	—	—	(226,228)	—	(226,228)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,097)	(3,097)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(16,432)	—	—	—	—	16,432	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	11,798	11,798	(1)	11,797
Balance as of September 30, 2025	115,447	(4,096)	1,038,017	(433,225)	532,771	9,100,000	(20,469)	(310,168)	143,901	(17,766)	126,647	1,721,474	11,881,182	69,913	11,951,095

Balance as of January 1, 2026	115,447	(4,365)	1,038,017	(469,546)	532,771	9,100,000	46,929	(119,699)	(53,689)	(9,209)	99,634	2,183,383	12,348,591	73,253	12,421,844
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,634,935	1,634,935	9,302	1,644,237
Other comprehensive income	—	—	—	—	—	—	84,261	(1,031,132)	987,333	(6,736)	20,871	—	54,597	41	54,638
Total comprehensive income	—	—	—	—	—	—	84,261	(1,031,132)	987,333	(6,736)	20,871	1,634,935	1,689,532	9,343	1,698,875
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(723,964)	(723,964)	—	(723,964)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	900,000	—	—	—	—	—	(900,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(1,472)	—	(253,051)	—	—	—	—	—	—	—	—	(253,051)	—	(253,051)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,786)	(4,786)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(13,200)	—	—	—	—	13,200	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	28,177	28,177	(1)	28,176
Balance as of September 30, 2026	115,447	(5,837)	1,038,017	(722,597)	532,771	10,000,000	117,990	(1,150,831)	933,644	(15,945)	120,505	2,235,731	13,089,285	77,809	13,167,094

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of cash flows

For the nine-month periods ended September 30, 2026 and 2025

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	1,644,237	1,481,882
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	817,842	908,150
Loss due to impairment of financial investments	10,582	136,807
Depreciation and amortization	322,376	341,043
Provision for sundry risks	4,321	2,291
Deferred Income Tax	(83,788)	(42,299)
Net gain on sale of financial investments	(97,174)	(69,625)
Net gain on financial assets at fair value through profit or loss	(182,232)	(347,908)
Net gain on valuation of investment property	(65,443)	(27,944)
Exchange difference	2,700	(29,270)
Net changes in assets and liabilities
Net increase in loan portfolio	(5,178,717)	(2,115,053)
Net (increase) decrease in other accounts receivable and other assets	(473,073)	494,747
Net decrease (increase) in restricted funds	1,179,640	(535,822)
Increase (decrease) in deposits and obligations	4,526,151	(95,168)
Decrease in accrued interest receivable	179,671	204,828
Increase (decrease) in accrued interest payable	25,330	(122,822)
(Decrease) increase in due to banks and correspondents	(2,186,171)	381,957
Increase (decrease) in other accounts payable, provisions and other liabilities	1,264,582	(1,663,554)
(Increase) decrease of investments at fair value through profit or loss	(513,558)	69,088
Net cash provided (used) by operating activities	1,197,276	(1,028,672)

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(85,796)	(104,254)
Purchase of property, furniture and equipment	(136,676)	(154,085)
Purchase of intangible assets	(149,819)	(132,557)
Purchase of investment property	(97,690)	(47,157)
Sale of property, furniture and equipment	2,795	—
Net cash used in investing activities	(467,186)	(438,053)
Cash flows from financing activities
Dividends paid	(723,964)	(420,096)
Issuance of securities, bonds and obligations in circulation	2,155,751	1,557,937
Net decrease in receivable inter-bank funds	40,006	105,047
Net (decrease) increase in payable inter-bank funds	(55,019)	69,008
Purchase of treasury stock	(253,051)	(226,228)
Dividend payments to non-controlling interest	(4,786)	(3,097)
Lease payments	(62,971)	(62,750)
Net cash provided by financing activities	1,095,966	1,019,821
Net increase (decrease) in cash and cash equivalents	1,826,056	(446,904)
Translation gain (loss) on cash and cash equivalents	3,492	(79,700)
Cash and cash equivalents at the beginning of the period	12,347,943	11,977,366
Cash and cash equivalents at the end of the period	14,177,491	11,450,762

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of September 30, 2026 and December 31, 2025

1. Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, which was incorporated in 1997 in the Commonwealth of the Bahamas. As of September 30, 2026, Intercorp Peru holds directly and indirectly 75.66 percent of the issued capital stock of IFS, equivalent to 74.36 percent of the outstanding capital stock (74.38 percent of the issued capital stock, equivalent to 73.38 percent of the outstanding capital stock as of December 31, 2025).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of September 30, 2026 and December 31, 2025, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay").

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of September 30, 2026, have been approved by the Audit Committee and Board’s Meeting in sessions held on November 5 and 9, 2026, respectively. The audited consolidated financial statements as of December 31, 2025, (henceforth, “Annual Consolidated Financial Statements”) were approved by the General Shareholders’ Meeting held on March 31, 2026.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of September 30, 2026, Interbank has 141 offices (146 offices as of December 31, 2025).

Additionally, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), structured entity, incorporated in April 2008, and in which several investors (related parties to Intercorp Peru) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of September 30, 2026 and December 31, 2025, amounted to S/97,629,000 and S/95,328,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of September 30,2026 and December 31, 2025, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru. As of September 30, 2026 and December 31, 2025, it holds 99.99 percent participation in Interfondos S.A. Sociedad Administradora de Fondos (henceforth “Interfondos”), company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America, provides investment advisory and related services.
Veltria Advisors Corp.	Incorporated in the United States of America, provides investment advisory.

(d) Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of September 30, 2026 and December 31, 2025, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Management S.A.C. -

IFS Management is incorporated in Peru. Its corporate purpose is to provide all types of management, strategic planning, financial, accounting, legal, and other services.

(g) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Procesos de Medios de Pago e Izipay are incorporated in Peru. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for renowned card networks and other private brands. Also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors. As of September 30, 2026, and December 31, 2025, Interbank and IFS each hold a 50 percent equity interest in both companies.

3. Significant accounting policies

3.1 Basis of presentation and uses of estimates –

The interim consolidated financial statements as of September 30, 2026 and December 31, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Annual Consolidated Financial Statements as of December 31, 2025.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS accounting standards”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements as of December 31, 2025 and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Cash and clearing (b)	1,994,057	2,348,756
Deposits in the BCRP (b)	10,751,633	8,490,566
Deposits in banks (c)	1,431,801	1,508,621
Total cash and cash equivalent	14,177,491	12,347,943
Accrued interest	13,203	12,096
Restricted funds (d)	496,270	1,675,910
Total	14,686,964	14,035,949

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,191,133	6,149,956
Cash in vaults	1,994,002	2,056,545
Subtotal legal reserve	8,185,135	8,206,501
Non-mandatory reserve
Overnight deposits in BCRP (**)	2,746,400	1,580,610
Term deposits in BCRP (***)	1,814,100	760,000
Cash and clearing	—	292,157
Subtotal non-mandatory reserve	4,560,500	2,632,767
Cash balances not subject to legal reserve	55	54
Total	12,745,690	10,839,322

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of September 30, 2026 and December 31, 2025, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.34 and 3.25 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of September 30, 2026, corresponds to one overnight deposit in foreign currency for US$800,000,000 (approximately equivalent to S/2,746,000,000), with maturity in the first days of October 2026, and accrues interest at an annual interest rate of 4.03 percent (as of December 31, 2025, it corresponded to one overnight deposit in foreign currency for US$470,000,000, approximately equivalent to S/1,580,610,000, with maturity in the first days of January 2026, and accrued interest at an annual interest rate of 3.57 percent).

(***) As of September 30, 2026, corresponds to overnight deposits in local currency, with maturity in the first days of October 2026, and accrue interest at an annual interest rate between 4.19 and 4.25 percent (as of December 31, 2025, it corresponded to one overnight deposit in local currency, with maturity in the first days of January 2026, and accrued interest at an annual interest rate of 4.00 percent).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Inter-bank transfers (*)	392,191	1,142,857
Derivative financial instruments, Note 8(c)	102,475	93,021
Repurchase agreements with the BCRP (**)	—	438,436
Others	1,604	1,596
Total	496,270	1,675,910

(*) Funds held at BCRP to transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(**) As of December 31, 2025, corresponded to deposits in the BCRP that guaranteed loans with said entity.

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days.

As of December 31, 2025, Inter-bank funds assets accrued interest at an annual rate between 4.25 and 4.30 percent in local currency and do not have specific guarantees.

As of December 31, 2025, Inter-bank funds liabilities accrued interest at an annual rate of 4.25 percent in local currency.

5. Financial investments

(a) This caption is made up as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,814,942	21,299,397
Investments at amortized cost (d)	3,604,347	3,883,579
Investments at fair value through profit or loss (e)	2,701,791	1,965,991
Equity instruments measured at fair value through other comprehensive income (f)	607,970	556,149
Total financial investments	27,729,050	27,705,116
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	207,927	363,254
Investments at amortized cost (d)	38,092	105,436
Total	27,975,069	28,173,806

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of September 30, 2026
Corporate, leasing and subordinated bonds	10,429,460	39,644	(1,048,516)	9,420,588	Oct-26 / Feb-97	3.71	41.34	4.00	9.30
Sovereign Bonds of the Republic of Peru	8,554,885	117	(406,036)	8,148,966	Aug-28 / Feb-55	2.68	7.18	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,191,958	—	(476)	2,191,482	Oct-26 / Mar-27	4.15	4.18	—	—
Global Bonds of the Republic of Peru	488,088	—	(29,550)	458,538	Aug-27 / Nov-50	—	—	4.85	6.66
Bonds guaranteed by the Peruvian Government	430,642	3,825	(3,880)	430,587	Apr-28 / Oct-33	4.00	4.98	6.42	7.68
Treasury Bonds of the United States of America	104,021	—	(5,142)	98,879	Aug-28 / Nov-55	—	—	4.90	6.00
Certificates of deposit with variable interest rates issued by the Central Reserve Bank of Peru	50,000	51	—	50,051	Mar-27	4.02	4.02	—	—
Global Bonds of the United States of Mexico	16,614	—	(2,698)	13,916	Feb-34	—	—	6.81	6.81
Negotiable Certificates of Deposit from financial institutions	1,936	—	(1)	1,935	May-27	5.14	5.14	—	—
Total	22,267,604	43,637	(1,496,299)	20,814,942
Accrued interest				207,927
Total				21,022,869

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2025
Corporate, leasing and subordinated bonds	9,667,248	213,688	(679,257)	9,201,679	Jan-26 / Feb-97	3.09	41.26	3.23	18.64
Sovereign Bonds of the Republic of Peru	8,855,018	183,759	(128,769)	8,910,008	Aug-26 / Feb-55	2.08	6.58	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,057,974	15	(297)	2,057,692	Jan-26 / Jun-26	3.96	4.04	—	—
Global Bonds of the Republic of Peru	550,343	5,424	(7,727)	548,040	Jan-26 / Nov-50	—	—	3.96	10.58
Bonds guaranteed by the Peruvian Government	473,317	11,098	(1,062)	483,353	Apr-28 / Oct-33	3.35	4.30	5.66	6.64
Treasury Bonds of the United States of America	62,364	81	(2,171)	60,274	Jun-26 / Nov-55	—	—	3.84	4.84
Global Bonds of the United States of Mexico	26,562	165	(1,727)	25,000	May-31 / Feb-34	—	—	4.98	5.62
Global Bonds of the Republic of Chile	11,357	87	(64)	11,380	Jan-29 / Jan-32	—	—	4.13	4.55
Negotiable Certificates of Deposit from financial institutions	1,969	2	—	1,971	Apr-26	5.03	5.03	—	—
Total	21,706,152	414,319	(821,074)	21,299,397
Accrued interest				363,254
Total				21,662,651

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.09.2026	31.12.2025	30.09.2025
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	287,142	95,090	95,090
New assets originated or purchased	1,728	2,140	1,907
Assets derecognized or matured (excluding write-offs)	(2,008)	(3,206)	(2,876)
Effect on the expected credit loss due to the change of the stage during the year	7,739	264,223	61,351
Others	3,123	604	76,425
Period movement	10,582	263,761	136,807
Write-offs	—	(71,540)	(69,639)
Effect of foreign exchange variation	32	(169)	(2,000)
Expected credit loss at the end of the period	297,756	287,142	160,258

(d) As of September 30, 2026, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,359,797,000, including accrued interest for an amount of S/29,881,000 (as of December 31, 2025, corresponded to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,848,175,000, including accrued interest for an amount of S/97,662,000). Said investments present low credit risk and the impairment loss is not significant.

As of September 30, 2026 and December 31, 2025, these investments have maturity dates that range between August 2028 and August 2039, and between August 2026 and August 2039, respectively, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,397,693,000 and S/4,026,559,000, respectively.

Additionally, as of September 30, 2026, term deposits mainly issued in local currency are held, for an amount of S/282,642,000, including accrue interest amounting to S/8,211,000 (as of December 31, 2025, term deposits mainly issued in local currency were held, for an amount of S/140,840,000, included accrued interest amounting to S/7,774,000). Said investments present low credit risk and the impairment loss is not material. As of September 30, 2026, the maturity of these investments fluctuates between December 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 6.00 percent, and their fair value amounts to approximately S/282,641,000 (as of December 31, 2025, the maturity of these investments fluctuated between January 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 5.00 percent, and a fair value amounted to approximately S/140,840,000).

As of September 30, 2026 and December 31, 2025, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,004,281,000 and S/1,436,030,000, respectively, see Note 10(a).

As of December 31, 2025, Interbank held loans with foreign banks that were guaranteed with these sovereign bonds, classified as restricted, for approximately S/424,005,000.

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	2,321,198	1,726,722
Listed shares	47,805	72,091
Non-listed shares	174,111	162,386
Debt instruments
Negotiable Certificates of Deposit issued by the BCRP	76,699	—
Global Bonds of the Republic of Peru	38,268	—
Sovereign Bonds of the Republic of Peru	17,935	702
Global Bonds issued by foreign governments	16,397	—
Corporate, leasing and subordinated bonds	7,665	4,090
Sovereign Bonds issued by foreign governments	1,713	—
Total	2,701,791	1,965,991

As of September 30, 2026 and December 31, 2025, investments at fair value through profit or loss include investments held for trading for approximately S/372,497,000 and S/163,645,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/2,329,294 and S/1,802,346,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Listed shares	571,939	522,380
Non-listed shares	36,031	33,769
Total	607,970	556,149

As of September 30, 2026 and December 31, 2025, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost (according to the stages indicated by IFRS 9) as of September 30, 2026 and December 31, 2025:

	30.09.2026
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,478,882	—	—	11,478,882
Corporate, leasing and subordinated bonds	8,907,258	460,792	52,538	9,420,588
Negotiable Certificates of Deposit issued by the BCRP	2,191,482	—	—	2,191,482
Global Bonds of the Republic of Peru	458,538	—	—	458,538
Bonds guaranteed by the Peruvian government	430,587	—	—	430,587
Term deposits	274,431	—	—	274,431
Treasury Bonds of the United States of America	98,879	—	—	98,879
Certificates of Deposit with variable interest rates issued by the BCRP	50,051	—	—	50,051
Global Bonds of the United States of Mexico	13,916	—	—	13,916
Negotiable Certificates of Deposit from financial institutions	1,935	—	—	1,935
Total	23,905,959	460,792	52,538	24,419,289

	31.12.2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,660,521	—	—	12,660,521
Corporate, leasing and subordinated bonds	8,695,720	428,402	77,557	9,201,679
Negotiable Certificates of Deposit issued by the BCRP	2,057,692	—	—	2,057,692
Global Bonds of the Republic of Peru	548,040	—	—	548,040
Bonds guaranteed by the Peruvian government	483,353	—	—	483,353
Term deposits	133,066	—	—	133,066
Treasury Bonds of the United States of America	60,274	—	—	60,274
Global Bonds of the United States of Mexico	25,000	—	—	25,000
Global Bonds of the Republic of Chile	11,380	—	—	11,380
Negotiable Certificates of Deposit from financial institutions	1,971	—	—	1,971
Total	24,677,017	428,402	77,557	25,182,976

6. Loan, net

(a) This caption is made up as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Direct loans
Loans	44,966,184	39,573,400
Credit cards and other loans (*)	5,442,815	5,564,477
Leasing	1,609,519	1,704,520
Discounted notes	1,573,237	1,983,607
Factoring	1,061,535	1,273,562
Advances and overdrafts	23,897	32,078
Refinanced loans	444,817	467,669
Past due and under legal collection loans	1,159,908	1,230,619
	56,281,912	51,829,932
Plus (minus)
Accrued interest from performing loans	586,464	544,571
Unearned interest and interest collected in advance	(13,888)	(13,311)
Impairment allowance for loans (d)	(1,686,265)	(1,591,042)
Total direct loans, net	55,168,223	50,770,150
Indirect loans	6,010,115	5,567,722

(*) As of September 30, 2026 and December 31, 2025, it includes non-revolving consumer loans for approximately S/2,139,325,000 and S/2,648,176,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Commercial loans (c.1)	25,165,872	22,897,732
Consumer loans (c.1)	16,634,049	15,248,665
Mortgage loans (c.1)	11,988,025	11,400,784
Small and micro-business loans (c.1)	2,493,966	2,282,751
Total	56,281,912	51,829,932

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Business Banking (loans to small and microbusinesses).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of September 30, 2026 and December 31, 2025. The amounts presented do not consider impairment.

	30.09.2026				31.12.2025
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	39,452,296	266,548	—	39,718,844	34,551,825	165,769	—	34,717,594
Standard grade	6,927,493	347,699	—	7,275,192	7,309,766	1,331,109	—	8,640,875
Sub-standard grade	3,666,401	2,306,111	—	5,972,512	3,499,980	1,677,609	—	5,177,589
Past due but not impaired	1,343,009	859,229	—	2,202,238	1,234,628	903,889	—	2,138,517
Impaired
Individually	—	—	22,993	22,993	—	—	22,928	22,928
Collectively	—	—	1,090,133	1,090,133	—	—	1,132,429	1,132,429
Total direct loans	51,389,199	3,779,587	1,113,126	56,281,912	46,596,199	4,078,376	1,155,357	51,829,932

	30.09.2026				31.12.2025
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,360,098	52,548	—	4,412,646	3,488,080	126,184	—	3,614,264
Standard grade	789,102	74,982	—	864,084	841,497	243,410	—	1,084,907
Sub-standard grade	436,921	281,256	—	718,177	683,009	168,619	—	851,628
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	6,182	6,182
Collectively	—	—	9,511	9,511	—	—	10,741	10,741
Total indirect loans	5,586,121	408,786	15,692	6,010,599	5,012,586	538,213	16,923	5,567,722

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.09.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	14,887,841	48,328	—	14,936,169	12,679,767	124,088	—	12,803,855
Standard grade	4,929,459	84,717	—	5,014,176	4,979,506	1,005,364	—	5,984,870
Sub-standard grade	2,850,404	1,050,069	—	3,900,473	2,544,331	479,201	—	3,023,532
Past due but not impaired	899,543	143,665	—	1,043,208	582,186	222,031	—	804,217
Impaired
Individually	—	—	22,993	22,993	—	—	22,928	22,928
Collectively	—	—	248,853	248,853	—	—	258,330	258,330
Total direct loans	23,567,247	1,326,779	271,846	25,165,872	20,785,790	1,830,684	281,258	22,897,732

	30.09.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	13,252,668	190,309	—	13,442,977	11,610,675	16,887	—	11,627,562
Standard grade	804,257	247,016	—	1,051,273	963,916	183,453	—	1,147,369
Sub-standard grade	440,887	725,156	—	1,166,043	676,148	798,920	—	1,475,068
Past due but not impaired	150,953	392,711	—	543,664	140,200	386,405	—	526,605
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	430,092	430,092	—	—	472,061	472,061
Total direct loans	14,648,765	1,555,192	430,092	16,634,049	13,390,939	1,385,665	472,061	15,248,665

	30.09.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,821,487	27,807	—	9,849,294	9,092,721	24,178	—	9,116,899
Standard grade	675,958	10,651	—	686,609	611,790	7,361	—	619,151
Sub-standard grade	214,426	359,218	—	573,644	251,017	364,017	—	615,034
Past due but not impaired	254,880	275,324	—	530,204	455,704	246,961	—	702,665
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	348,274	348,274	—	—	347,035	347,035
Total direct loans	10,966,751	673,000	348,274	11,988,025	10,411,232	642,517	347,035	11,400,784

	30.09.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,490,300	104	—	1,490,404	1,168,662	616	—	1,169,278
Standard grade	517,819	5,315	—	523,134	754,554	134,931	—	889,485
Sub-standard grade	160,684	171,668	—	332,352	28,484	35,471	—	63,955
Past due but not impaired	37,633	47,529	—	85,162	56,538	48,492	—	105,030
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	62,914	62,914	—	—	55,003	55,003
Total direct loans	2,206,436	224,616	62,914	2,493,966	2,008,238	219,510	55,003	2,282,751

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	30.09.2026				30.09.2025				31.12.2025
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	444,934	468,668	677,440	1,591,042	439,324	566,636	724,207	1,730,167	1,730,167
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	294,192	—	—	294,192	267,253	—	(2)	267,251	310,309
Assets matured or derecognized (excluding write-offs)	(94,027)	(68,759)	(26,452)	(189,238)	(92,201)	(78,644)	(31,343)	(202,188)	(251,523)
Transfers to Stage 1	92,654	(91,753)	(901)	—	88,167	(87,571)	(596)	—	—
Transfers to Stage 2	(117,714)	125,420	(7,706)	—	(104,890)	112,722	(7,832)	—	—
Transfers to Stage 3	(27,764)	(82,417)	110,181	—	(28,812)	(127,254)	156,066	—	—
Impact on the expected credit loss for credits that change stage in the period	(77,933)	130,180	372,288	424,535	(74,244)	137,226	593,826	656,808	806,993
Others	(81,448)	116,255	256,414	291,221	(25,261)	(38,727)	250,130	186,142	272,801
Total	(12,040)	128,926	703,824	820,710	30,012	(82,248)	960,249	908,013	1,138,580
Write-offs	—	—	(782,669)	(782,669)	—	—	(1,087,637)	(1,087,637)	(1,424,484)
Recovery of written–off loans	—	—	55,297	55,297	—	—	124,319	124,319	158,309
Foreign exchange effect	69	115	1,701	1,885	(466)	(820)	(7,259)	(8,545)	(11,530)
Expected credit loss at the end of period	432,963	597,709	655,593	1,686,265	468,870	483,568	713,879	1,666,317	1,591,042

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.09.2026				30.09.2025				31.12.2025
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,866	19,048	137,875	162,789	16,640	36,158	123,013	175,811	175,811
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	16,325	—	—	16,325	36,545	—	(2)	36,543	15,998
Assets derecognized or matured (excluding write-offs)	(5,924)	(6,284)	(6,699)	(18,907)	(11,338)	(13,459)	(5,121)	(29,918)	(32,968)
Transfers to Stage 1	1,956	(1,956)	—	—	3,568	(3,568)	—	—	—
Transfers to Stage 2	(4,661)	4,680	(19)	—	(18,287)	18,561	(274)	—	—
Transfers to Stage 3	(150)	(372)	522	—	(68)	(1,629)	1,697	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,598)	84	(12,377)	(13,891)	(3,054)	2,063	(1,752)	(2,743)	(24,384)
Others	642	1,859	23,571	26,072	(2,571)	(4,281)	57,156	50,304	79,768
Total	6,590	(1,989)	4,998	9,599	4,795	(2,313)	51,704	54,186	38,414
Write-offs	—	—	(11,749)	(11,749)	—	—	(26,949)	(26,949)	(48,668)
Recovery of written–off loans	—	—	2,161	2,161	—	—	4,258	4,258	5,970
Foreign exchange effect	56	24	1,342	1,422	(426)	(349)	(5,702)	(6,477)	(8,738)
Expected credit loss at the end of period	12,512	17,083	134,627	164,222	21,009	33,496	146,324	200,829	162,789

	30.09.2026				30.09.2025				31.12.2025
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	401,302	415,350	452,932	1,269,584	403,740	474,416	494,700	1,372,856	1,372,856
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	226,673	—	—	226,673	193,398	—	—	193,398	259,855
Assets derecognized or matured (excluding write-offs)	(75,760)	(54,616)	(10,650)	(141,026)	(67,915)	(52,129)	(9,994)	(130,038)	(166,752)
Transfers to Stage 1	80,167	(79,266)	(901)	—	70,527	(69,931)	(596)	—	—
Transfers to Stage 2	(100,334)	102,623	(2,289)	—	(75,720)	78,154	(2,434)	—	—
Transfers to Stage 3	(24,300)	(74,765)	99,065	—	(26,467)	(114,853)	141,320	—	—
Impact on the expected credit loss for credits that change stage in the period	(66,502)	124,239	363,038	420,775	(57,891)	112,650	568,994	623,753	796,408
Others	(70,467)	96,423	204,343	230,299	(34,508)	(35,479)	172,039	102,052	161,373
Total	(30,523)	114,638	652,606	736,721	1,424	(81,588)	869,329	789,165	1,050,884
Write-offs	—	—	(726,564)	(726,564)	—	—	(1,015,421)	(1,015,421)	(1,293,275)
Recovery of written–off loans	—	—	44,152	44,152	—	—	110,673	110,673	140,034
Foreign exchange effect	(1)	58	96	153	(1)	(286)	(384)	(671)	(915)
Expected credit loss at the end of period	370,778	530,046	423,222	1,324,046	405,163	392,542	458,897	1,256,602	1,269,584

	30.09.2026				30.09.2025				31.12.2025
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	7,447	22,383	46,006	75,836	5,523	43,956	44,321	93,800	93,800
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	2,335	—	—	2,335	2,324	—	—	2,324	3,971
Assets derecognized or matured (excluding write-offs)	(417)	(1,400)	(8,280)	(10,097)	(307)	(1,951)	(8,697)	(10,955)	(12,592)
Transfers to Stage 1	7,643	(7,643)	—	—	12,158	(12,158)	—	—	—
Transfers to Stage 2	(1,783)	7,181	(5,398)	—	(1,454)	6,551	(5,097)	—	—
Transfers to Stage 3	(769)	(1,116)	1,885	—	(862)	(2,938)	3,800	—	—
Impact on the expected credit loss for credits that change stage in the period	(7,198)	3,890	7,500	4,192	(11,960)	11,885	8,826	8,751	(619)
Others	(2,899)	(7,053)	7,703	(2,249)	(538)	(593)	7,882	6,751	(3,335)
Total	(3,088)	(6,141)	3,410	(5,819)	(639)	796	6,714	6,871	(12,575)
Write-offs	—	—	(2,596)	(2,596)	—	—	(2,380)	(2,380)	(3,696)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	8	22	245	275	(35)	(105)	(1,124)	(1,264)	(1,693)
Expected credit loss at the end of period	4,367	16,264	47,065	67,696	4,849	44,647	47,531	97,027	75,836

	30.09.2026				30.09.2025				31.12.2025
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	30,319	11,887	40,627	82,833	13,421	12,106	62,173	87,700	87,700
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	48,859	—	—	48,859	34,986	—	—	34,986	30,485
Assets derecognized or matured (excluding write-offs)	(11,926)	(6,459)	(823)	(19,208)	(12,641)	(11,105)	(7,531)	(31,277)	(39,211)
Transfers to Stage 1	2,888	(2,888)	—	—	1,914	(1,914)	—	—	—
Transfers to Stage 2	(10,936)	10,936	—	—	(9,429)	9,456	(27)	—	—
Transfers to Stage 3	(2,545)	(6,164)	8,709	—	(1,415)	(7,834)	9,249	—	—
Impact on the expected credit loss for credits that change stage in the period	(2,635)	1,967	14,127	13,459	(1,339)	10,628	17,758	27,047	35,588
Others	(8,724)	25,026	20,797	37,099	12,356	1,626	13,053	27,035	34,995
Total	14,981	22,418	42,810	80,209	24,432	857	32,502	57,791	61,857
Write-offs	—	—	(41,760)	(41,760)	—	—	(42,887)	(42,887)	(78,845)
Recovery of written–off loans	—	—	8,984	8,984	—	—	9,388	9,388	12,305
Foreign exchange effect	6	11	18	35	(4)	(80)	(49)	(133)	(184)
Expected credit loss at the end of period	45,306	34,316	50,679	130,301	37,849	12,883	61,127	111,859	82,833

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans):

	30.09.2026				30.09.2025				31.12.2025
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss at beginning of year balances	1,998	2,268	8,089	12,355	2,663	2,250	9,335	14,248	14,248
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	1,576	—	—	1,576	2,655	—	—	2,655	1,663
Assets derecognized or matured	(894)	(518)	(412)	(1,824)	(928)	(574)	(1,262)	(2,764)	(3,240)
Transfers to Stage 1	430	(430)	—	—	118	(118)	—	—	—
Transfers to Stage 2	(586)	911	(325)	—	(971)	1,012	(41)	—	—
Transfers to Stage 3	—	(178)	178	—	(117)	—	117	—	—
Impact on the expected credit loss for credits that change stage in the period	(305)	(34)	92	(247)	(47)	420	(34)	339	640
Others	(95)	(377)	(1,901)	(2,373)	269	108	(470)	(93)	(936)
Total	126	(626)	(2,368)	(2,868)	979	848	(1,690)	137	(1,873)
Foreign exchange effect	26	8	3	37	(17)	(6)	(2)	(25)	(20)
Expected credit loss at the end of period, Note 8(a)	2,150	1,650	5,724	9,524	3,625	3,092	7,643	14,360	12,355

7. Investment property

(a) This caption is made up as follows:

	30.09.2026	31.12.2025	Acquisition or construction year	Valuation methodology
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	286,977	282,247	2009	Appraisal
Pardo (Vivanda)	159,376	127,278	2021	Appraisal/Cost
San Martín de Porres – Lima	87,935	86,084	2015	Appraisal
Nuevo Chimbote	38,812	38,133	2021	Appraisal
Ate Vitarte – Lima	33,809	33,621	2006	Appraisal
Santa Clara – Lima	29,523	28,907	2017	Appraisal
Others	35,147	34,456	-	Appraisal/Cost
	671,579	630,726
Completed investment property - “Real Plaza” shopping malls (i)
Talara	31,001	27,063	2015	DCF
Buildings (i)
Orquideas - San Isidro – Lima	171,166	160,093	2017	DCF
Ate Vitarte – Lima	166,237	155,275	2006	DCF
Chorrillos – Lima	118,820	110,166	2017	DCF
Piura	111,354	105,108	2020	DCF
Paseo del Bosque	108,756	100,392	2021	DCF
Chimbote	58,869	55,577	2015	DCF
Juan de Arona (d)	56,810	—	2026	DCF
Maestro-Huancayo	43,180	40,309	2017	DCF
Cuzco	38,142	35,895	2017	DCF
Panorama – Lima	27,957	25,886	2016	DCF
Others	98,531	94,125	-	DCF/Appraisal
	999,822	882,826

Total	1,702,402	1,540,615

DCF: Discounted cash flow

(i) Financial assets classified by the Group as Level 3. During 2026 and 2025, there were no transfers between levels of hierarchy.

(ii) As of September 30, 2026 and December 31, 2025, there are no liens on investment property.

(b) The net gain on investment properties for the nine-month periods ending September 30, 2026 and 2025, consists of the following:

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Income from rental	64,837	57,941
Gain on valuation	65,443	27,944
Total	130,280	85,885

(c) The movement of investment property for the years ended September 30, 2026 and 2025, is as follows:

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Beginning of year balances	1,540,615	1,381,788
Additions (d)	97,690	47,157
Gain on valuation	65,443	27,944
Net transfers	(1,346)	(5,000)
Balance as of September 30	1,702,402	1,451,889
Balance as of December 31, 2025		1,540,615

(d) During 2026, it mainly corresponds to the purchase of “Juan de Arona” building from third parties.

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Operations in process (b)	540,536	162,517
Other accounts receivable, net	464,221	474,688
Accounts receivable from sale of investments	343,308	222,002
POS commission receivable	206,830	250,501
Accounts receivable related to derivative financial instruments (c)	153,843	120,878
Others	30,773	25,654
	1,739,511	1,256,240
Non-financial instruments
Investment in associates (*)	263,726	27,257
Tax paid to recover	196,706	223,248
Deferred charges	156,378	139,215
Tax credit for General Sales Tax - IGV	39,274	59,990
Deferred cost of POS affiliation and registration	29,363	58,243
POS equipment supplies	11,430	12,729
Others	24,197	16,194
	721,074	536,876
Total	2,460,585	1,793,116

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component	3,016,859	2,144,131
Other accounts payable	604,802	665,537
Third party compensation (**)	422,135	496,426
Operations in process	400,389	354,032
Accounts payable for acquisitions of investments	351,224	167,301
Accounts payable related to derivative financial instruments (c)	260,392	207,084
Workers’ profit sharing and salaries payable	229,822	171,282
Lease liabilities	118,465	144,245
Accounts payable to reinsurers and coinsurers	24,418	16,776
Allowance for indirect loan losses	9,524	12,355
	5,438,030	4,379,169
Non-financial instruments
Taxes payable	161,964	99,076
Provision for other contingencies	71,595	44,238
Deferred income (***)	44,031	41,382
Registration for use of POS	3,167	8,620
Others	13,711	13,315
	294,468	206,631
Total	5,732,498	4,585,800

(*) On April 1, 2026, IFS and InRetail Peru Corp. acquired indirectly, through IXP Holding Corp., 100 percent of the related entity InFinance XP S.A. (formerly Financiera Oh!), for a total amount of US$130,000,000, with a shareholding participation of 50 percent, each. InFinance XP S.A. is a Peruvian financial entity incorporated in Peru and authorized to perform any type of financial intermediation operations and other activities permitted by the General Act of the Financial and Insurance System or others that are authorized by the SBS.

(**) Mainly corresponds to outstanding balances payable to affiliated businesses, for the consumptions made by the credit card’s users, which are mainly settled the day after the transaction was made.

(***) Mainly corresponds to deferred fees for indirect loans (mainly guarantee letters).

(b) Includes a transfer of funds made by Interbank to CAVALI (Central Securities Depository and Settlement Institution), which is responsible for the payment of corporate bonds maturing on October 1, 2026, see Note 11(a). The amount was transferred on September 30, 2026; it totals S/319,800,000 and represents principal and accrued interest.

(c) The following table presents the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of September30, 2026 and December 31, 2025. The notional gross amount is the nominal amount of the derivative’s underlying asset, and it is the base over which changes in the fair value of derivatives are measured:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of September 30, 2026	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	83,367	98,875	13,619,865	—	Between October 2026 and June 2028	-	-
Interest rate swaps	34,529	29,880	1,192,299	—	Between November 2026 and June 2036	-	-
Cross swaps	8,075	9,637	1,015,662	—	Between October 2026 and June 2036	-	-
Options	—	18	7,895	—	Between December 2026 and July 2027	-	-
	125,971	138,410	15,835,721	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	79,081	1,029,900	2,138	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	19,830	—	515,550	(385)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	3,808	8,815	1,029,900	(11,612)	July 2031	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,152	171,650	775	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,407	171,650	1,026	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,704	68,740	241	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	9,809	68,740	147	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,293	34,370	(282)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	1,030	170	17,165	606	January 2036	Corporate bonds	Financial investments
Cross currency swaps (CCS)	1,082	171	17,165	612	January 2036	Corporate bonds	Financial investments
Cross currency swaps (CCS)	175	241	16,130	90	November 2035	Corporate bonds	Financial investments
Cross currency swaps (CCS)	175	271	16,130	88	November 2035	Corporate bonds	Financial investments
Cross currency swaps (CCS)	144	278	13,591	(24)	November 2035	Corporate bonds	Financial investments
Cross currency swaps (CCS)	239	404	22,367	(12)	February 2035	Corporate bonds	Financial investments
Cross currency swaps (CCS)	226	314	17,165	49	January 2036	Corporate bonds	Financial investments
Cross currency swaps (CCS)	316	464	24,031	114	January 2036	Corporate bonds	Financial investments
Cross currency swaps (CCS)	36	385	15,338	(51)	August 2034	Corporate bonds	Financial investments
Cross currency swaps (CCS)	24	261	10,226	(23)	August 2034	Corporate bonds	Financial investments
Cross currency swaps (CCS)	33	375	14,316	(37)	August 2034	Corporate bonds	Financial investments
Cross currency swaps (CCS)	40	446	16,974	(15)	August 2034	Corporate bonds	Financial investments
Cross currency swaps (CCS)	219	715	17,165	(69)	January 2036	Corporate bonds	Financial investments
Cross currency swaps (CCS)	457	768	13,732	(72)	April 2034	Corporate bonds	Financial investments
Cross currency swaps (CCS)	38	458	16,361	(40)	August 2034	Corporate bonds	Financial investments
	27,872	121,982	3,338,356	(6,736)
	153,843	260,392	19,174,077	(6,736)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2025	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	82,297	34,856	7,055,166	—	Between January 2026 and February 2027	-	-
Interest rate swaps	20,095	11,332	3,418,425	—	Between January 2026 and June 2036	-	-
Cross swaps	6,138	22,626	781,183	—	Between January 2026 and December 2030	-	-
Options	—	—	1,920	—	Between January 2026 and April 2026	-	-
	108,530	68,814	11,256,694	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	—	97,344	1,008,900	14,700	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12,348	—	505,200	18,225	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	7,403	168,150	(44)	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	8,178	168,150	(141)	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	10,852	67,360	2,669	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	10,892	67,360	2,545	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,601	33,680	829	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	596	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	492	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	33	-	Due to banks	Due to banks and correspondents
	12,348	138,270	2,018,800	39,904
	120,878	207,084	13,275,494	39,904

(i) As of September 30, 2026 and December 31, 2025, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of September 30, 2026 and December 31, 2025. During 2026 and 2025, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Saving deposits	22,876,496	21,934,920
Time deposits	22,315,225	19,243,968
Demand deposits	14,636,540	14,084,761
Compensation for service time	710,785	756,960
Other obligations	18,478	7,021
Total	60,557,524	56,027,630

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) As of September 30, 2026 and December 31, 2025, deposits and obligations of approximately S/23,090,030,000 and S/22,138,836,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/123,000 and S/116,700, respectively.

10. Due to banks and correspondents

This caption is comprised of the following:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru	1,067,791	1,781,905
Promotional credit lines	1,796,250	1,975,588
Loans received from foreign entities	1,781,727	3,223,244
Loans received from Peruvian entities	271,650	122,777
	4,917,418	7,103,514
Interest and commissions payable	27,351	62,500
	4,944,769	7,166,014
By term -
Short term	2,424,072	4,494,185
Long term	2,520,697	2,671,829
Total	4,944,769	7,166,014

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.09.2026	31.12.2025
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	119,400	116,965
Corporate bonds – fourth program
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	98,548	96,538
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	62,539	61,264
First (C series)	Interseguro	6.1875%	Semi-annually	2035	US$19,386	66,552	65,195
Second (A series)	Interseguro	6.9375%	Semi-annually	2036	US$17,469	59,971	—
						287,610	222,997
Negotiable certificates of deposit – second program
First (D series)	Interbank	4.56250%	Annual	2026	S/ 106,650	—	104,107
First (E series)	Interbank	4.46875%	Annual	2026	S/ 101,250	—	98,127
First (F series)	Interbank	4.40625%	Annual	2027	S/ 120,000	116,836	—
First (G series)	Interbank	4.46875%	Annual	2027	S/ 120,000	116,556	—
						233,392	202,234
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC	Semi-annually	2029	S/150,000	150,000	150,000

Corporate bonds – third program
First (A series)	Interbank	5.00%	Semi-annually	2029	S/111,520	111,301	—

Total local issuances						901,703	692,196
International issuances
Corporate bonds (*)	Interbank	5.000%	Semi-annually	2026	S/312,000	312,000	311,910
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,373,200	1,343,800
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	970,757	950,200
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,026,282	1,004,174
Subordinated bonds	Interbank	6.397%	Semi-annually	2035	US$350,000	1,197,368	1,172,008
Subordinated bonds	Interbank	4.800%	Semi-annually	2031	US$500,000	1,704,572	—
Total international issuances						6,584,179	4,782,092
Total local and international issuances						7,485,882	5,474,288
Interest payable						170,395	116,120
Total						7,656,277	5,590,408

(*) Bonds maturing on October 1, 2026, redeemed in full; see Note 8(b).

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, wich have been met by the Group as of September 30, 2026 and December 31, 2025.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	30.09.2026			31.12.2025
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(19,888)	11,051	(8,837)	(17,078)	4,482	(12,596)

Insurance contracts issued
Remaining coverage liability	(41,369)	12,165,670	12,124,301	(40,104)	12,744,701	12,704,597
Liability for claims incurred	—	376,170	376,170	—	314,071	314,071
Total insurance contracts issued (b) and (c)	(41,369)	12,541,840	12,500,471	(40,104)	13,058,772	13,018,668
Total reinsurance contracts held and issued	(61,257)	12,552,891	12,491,634	(57,182)	13,063,254	13,006,072

(*) It corresponds to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The movement of issued insurance contract liabilities is presented below:

	30.09.2026
	Liabilities remaining coverage		Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities for claims incurred in contracts measured by the premium allocation approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2026	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772
Insurance revenue	(967,447)	—	—	—	—	—	(967,447)
Contracts under fair value, BBA and VFA approach	(568,540)	—	—	—	—	—	(568,540)
Contracts under PAA approach	(398,907)	—	—	—	—	—	(398,907)
Insurance service expenses	153,909	10,568	372,344	1,187	227,726	2,876	768,610
Claims and other expenses incurred	—	—	769,230	105	82,463	2,876	854,674
Amortization of insurance acquisition cash flows	153,909	—	—	—	—	—	153,909
Gains on onerous contracts and reversals of those losses	—	10,568	—	—	—	—	10,568
Changes to liabilities for incurred claims	—	—	(396,886)	1,082	145,263	—	(250,541)
Insurance service result	(813,538)	10,568	372,344	1,187	227,726	2,876	(198,837)

Insurance financial expenses	(350,902)	8,970	—	—	—	—	(341,932)
Insurance financial result	620,623	8,970	—	—	—	—	629,593
Interest rate effect	(971,525)	—	—	—	—	—	(971,525)

Effect of movements on exchange rates	80,584	3,134	658	(163)	214	2	84,429
Total changes in the statement of income and other comprehensive income	(1,083,856)	22,672	373,002	1,024	227,940	2,878	(456,340)
Net cash flow and investment component	482,153	—	(353,334)	—	(189,411)	—	(60,592)
Premiums received	1,147,162	—	—	—	—	—	1,147,162
Claims and other expenses paid	—	—	(790,974)	—	(189,411)	—	(980,385)
Insurance acquisition cash flows	(227,369)	—	—	—	—	—	(227,369)
Investment component	(437,640)	—	437,640	—	—	—	—
Balance as of September 30, 2026	11,425,996	739,674	149,682	2,985	214,760	8,743	12,541,840

	31.12.2025
	Liabilities remaining coverage		Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities for claims incurred in contracts measured by the premium allocation approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(1,124,366)	—	—	—	—	—	(1,124,366)
Contracts under fair value, BBA and VFA approach	(627,800)	—	—	—	—	—	(627,800)
Contracts under PAA approach	(496,566)	—	—	—	—	—	(496,566)
Insurance service expenses	171,463	(79,044)	444,236	(2,127)	319,554	5,097	859,179
Claims and other expenses incurred	—	—	971,901	107	208,745	5,097	1,185,850
Amortization of insurance acquisition cash flows	171,463	—	—	—	—	—	171,463
Losses on onerous contracts and reversals of those losses	—	(79,044)	—	—	—	—	(79,044)
Changes to liabilities for incurred claims	—	—	(527,665)	(2,234)	110,809	—	(419,090)
Insurance service result	(952,903)	(79,044)	444,236	(2,127)	319,554	5,097	(265,187)

Insurance financial expenses	1,373,048	76,119	—	—	—	—	1,449,167
Insurance financial result	637,678	76,119	—	—	—	—	713,797
Interest rate effect	735,370	—	—	—	—	—	735,370

Effect of movements on exchange rates	(474,146)	(22,241)	(2,344)	(183)	(796)	(14)	(499,724)
Total changes in the statement of income and other comprehensive income	(54,001)	(25,166)	441,892	(2,310)	318,758	5,083	684,256
Net cash flow and investment component	487,946	—	(459,979)	—	(175,803)	—	(147,836)
Premiums received	1,323,126	—	—	—	—	—	1,323,126
Claims and other expenses paid	—	—	(1,038,800)	—	(175,803)	—	(1,214,603)
Insurance acquisition cash flows	(256,359)	—	—	—	—	—	(256,359)
Investment component	(578,821)	—	578,821	—	—	—	—
Balance as of December 31, 2025	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772

(c) Following is the movement of the issued insurance contracts’ net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	30.09.2026				31.12.2025
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,478,933	279,898	1,079,940	12,838,771	11,305,123	277,284	870,851	12,453,258
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(112,330)	(112,330)	—	—	(132,263)	(132,263)
Risk adjustment recognized for the risk expired	—	(17,092)	—	(17,092)	—	(20,797)	—	(20,797)
Experience adjustments	(76,180)	—	—	(76,180)	(62,243)	—	—	(62,243)
Changes that relate to future services
Contracts initially recognized in the period	(206,296)	13,553	226,968	34,225	(325,501)	18,385	341,071	33,955
Changes in estimates that adjust the contractual service margin	57,749	(931)	(56,818)	—	55,515	(2,003)	(53,512)	—
Changes in estimates that do not adjust the contractual service margin	2,502	(475)	—	2,027	(36,850)	(8,407)	—	(45,257)
Changes that relate to past services
Adjustments to liabilities for incurred claims	19,176	1,021	—	20,197	(15,548)	(2,322)	—	(17,870)
Insurance service result	(203,049)	(3,924)	57,820	(149,153)	(384,627)	(15,144)	155,296	(244,475)

Insurance financial (income) expenses	(378,951)	(6,718)	43,737	(341,932)	1,356,275	26,873	66,019	1,449,167
Insurance financial result	592,574	(6,718)	43,737	629,593	620,905	26,873	66,019	713,797
Interest rate effect	(971,525)	—	—	(971,525)	735,370	—	—	735,370

Effect of movements in Exchange rates	80,757	1,454	1,921	84,132	(477,123)	(9,115)	(12,226)	(498,464)
Total changes in the statement of income and other comprehensive income	(501,243)	(9,188)	103,478	(406,953)	494,525	2,614	209,089	706,228
Cash flows	(149,799)	—	—	(149,799)	(320,715)	—	—	(320,715)
Premiums received	748,231	—	—	748,231	825,245	—	—	825,245
Claims and other expenses paid	(790,974)	—	—	(790,974)	(1,038,800)	—	—	(1,038,800)
Insurance acquisition cash flows	(107,056)	—	—	(107,056)	(107,160)	—	—	(107,160)
Balance (*)	10,827,891	270,710	1,183,418	12,282,019	11,478,933	279,898	1,079,940	12,838,771

(*) Balance does not include PPA movement of LRC and LIC amounting to S/218,452,000 (liabilities for S/259,821,000 and assets for S/41,369,000) and S/179,897,000 (liabilities for S/220,001,000 and assets for S/40,104,000) as of September 30, 2026 and December 31, 2025, respectively.

(d) Following is the CSM movement for insurance contract portfolios using the fair value approach, as of September 30, 2026 and December 31, 2025:

	30.09.2026	31.12.2025
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	1,079,940	870,851
Changes that relate to current services
Contractual service margin recognized for services provided	(112,330)	(132,263)
Changes that relate to future services
Contracts initially recognized in the period	226,968	341,071
Changes in estimates that adjust the contractual service margin	(56,818)	(53,512)
Insurance service result	57,820	155,296
Insurance financial expenses	43,737	66,019
Effect of movements in exchange difference	1,921	(12,226)
Total changes in the statement of income	103,478	209,089
Other movements	—	—
Balance	1,183,418	1,079,940

(e) Reconciliation of the amount included in net unrealized income for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	(53,768)	682,727
Gains (losses) recognized in other comprehensive income in the period	971,525	(735,370)
Rate effect of “Renta Particular” contract (*)	15,086	(1,850)
Others	2,175	725
Cumulative other comprehensive income, closing balance	935,018	(53,768)

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of September 30, 2026 and December 31, 2025, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2026, agreed to distribute dividends charged to profits for the year 2025 for approximately US$207,797,000 (equivalent to S/723,964,000); equivalent to US$1.80 per share, which were paid in May 2026.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); equivalent to US$1.00 per share, which were paid in May 2025.

(b) Treasury stock –

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program for an amount of up to US$100 million of common shares at market prices. The program remained in effect until April 17, 2025. Under this Program, Interbank acquired a total of 3,618,000 shares, with an approximate value to S/372,017,000.

On March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, maintaining a limit of up to US$100 million of common shares under the same conditions as the previous program. Within the framework of this new Program, as of September 30, 2026 and December 31, 2025, the Company and some Subsidiaries, all together, hold 5,837,000 and 4,365,000 shares issued by IFS, with an acquisition cost of US$202,022,000 (equivalent to S/722,597,000) and US$127,821,000 (equivalent to S/469,546,000), respectively.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

At the General Shareholders' Meeting held on March 31, 2026, approved to constitute reserves for S/900,000,000 charged to retained earnings.

At the General Shareholders' Meeting held on March 31, 2025, approved to constitute reserves for S/800,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, which are applicable to its Financial Group, which has been defined by the SBS and is made up of Intercorp Financial Services Inc., its subsidiaries and InFinance XP S.A. (formerly Financiera Oh! S.A.).

On the other hand, as of September 30, 2026 and December 31, 2025, the regulatory capital required for Interbank, Interseguro, Inteligo Bank (a Subsidiary of Inteligo Group Corp.) and InFinance XP, is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of September 30, 2026 and December 31, 2025, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for consolidated and individual supervision purposes, as applicable.

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participation representing 10 percent or more of the capital of legal person non-domiciled be disposed of.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b) Individuals domiciled in Peru, as well as individuals and legal entities not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The entity distributing the dividends is responsible for withholding the corresponding tax. For this reason, dividends distributed by Peruvian subsidiaries to IFS are subject to the aforementioned withholding, which IFS records as an expense of the year. In this sense, as of September 30, 2026 and 2025, the Group has recorded a provision for S/35,167,000 and S/30,109,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of September 30, 2026 and December 31, 2025, was 29.5 percent, over the taxable income.

(d) With regard to subsidiaries domiciled in Peru, the Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to review, and if applicable, modify the determination of Income Tax, within four years after the filing of the respective tax return.

Following are the Income Tax periods subject to inspection by the main subsidiaries, in force as of September 30, 2026:

Subsidiary	Periods subject to review
Interbank	2021 and from 2023 to 2025
Interseguro	From 2021 to 2025
Izipay	From 2020 to 2025
Procesos de Medios de Pago	From 2021 to 2025

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews performed will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of their operations, some subsidiaries maintain various tax processes related to their activities in Peru. The most relevant tax processes for the main businesses are described below:

Interbank:

- Tax periods from 2003 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a statement from the month of June 2019.

In this context, regarding the tax period corresponding to 2003 and after a prolonged claims process in various instances, through a Resolution of Coactive Collection issued in October 2024, SUNAT required a payment of approximately S/17,800,000 (including taxes, fines and arrears), an amount that was paid in November 2024; however, the claim process continues in the Judiciary.

Regarding the tax period corresponding to 2004, through a Resolution of Coactive Collection issued in May 2025, SUNAT required Interbank to pay the debt of the advance payments of Income Tax corresponding to the periods from March to December 2004 for approximately S/7,000,000 (including taxes, fines and arrears), an amount that was paid in May 2025; however, the claim process continues in the Judiciary.

Regarding the tax period corresponding to 2005, through a Resolution of Coactive Collection issued in March 2025, SUNAT required a payment for approximately S/11,300,000 in Income Tax (including taxes, fines and arrears), an amount that was paid in April 2025; however, the claim process continues in the Judiciary.

On the other hand, regarding the tax period corresponding to 2006, through Resolutions of Coactive Collection issued in May and June of 2025, corresponding to the Third Category Income Tax and advance payments, SUNAT required a payment for approximately S/5,300,000 and S/26,700,000, respectively, amounts that were paid by Interbank in June of 2025; however, the claim process continues in the Judiciary.

- Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed the respective claim and then appealed which is pending resolution by the Tax Court.

- Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of September 30, 2026 and December 31, 2025, the tax debt claimed by the SUNAT amounted to S/14,800,000 and S/14,700,000, respectively. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

- Tax period 2013:

In December 2022, SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears). This amount was paid by Interbank in February 2023; however, the process continues in the Judiciary.

In November 2025, SUNAT notified Interbank of a new tax debt that, as of September 30, 2026 and December 31, 2025 amounted to S/37,300,000 and S/35,800,000, respectively, through a Compliance Resolution. In June 2026, the Tax Court declared Interbank's Appeal unfounded; however, SUNAT issued a Resolution of Coactive Collection. In response to this collection measure, Interbank paid in July 2026 an amount of S/37,300,000; however, the claim process continues in the Judiciary.

- Tax periods 2014, 2015 and 2018:

The alleged debts for Income Tax related to periods 2014, 2015, and 2018 are under appeal; pending resolution by the Tax Court. The alleged tax debt for the periods indicated amounts to a total of S/99,087,000 and S/96,279,000 (including taxes, fines, and arrears) as of September 30, 2026 and December 31, 2025, respectively.

- Tax period 2017:

The Resolution of Determination issued regarding the third-category annual Income Tax corresponding to the period 2017 – through which the declared credit balance was reduced –, as of the date of this report, is pending resolution by the Tax Court.

- Tax period 2019:

In October 2023 and February 2024, SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax and Transfer Prices corresponding to the period 2019, respectively. In May 2025, Interbank was notified with Resolutions of Determination and Penalty corresponding to Income Tax and advance payments of the third category Income Tax for the period 2019 for approximately S/9,700,000, of which Interbank paid S/5,000,000. As of the date of this report, the Claim Appeal is pending resolution.

- Tax period 2020 and 2022:

As of the date of this report, the Third Category Income Tax for the periods 2020 and 2022 are under audit.

Izipay:

As of September 30, 2026 and December 31, 2025, Izipay maintains carryforward tax losses amounting to S/141,436,498 and S/104,290,500, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS’ Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the consolidated financial statements as of September 30, 2026 and December 31, 2025.

(e) Global Minimum Tax: In 2024, The Bahamas implemented a Domestic Minimum Top-Up Tax (“DMTT") pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Cooperation and Development (“OECD”), applicable from January 1, 2025.

For its part, on December 21, 2024, Spain adopted the Income Inclusion Rule (“IIR”) and the Qualified Domestic Minimum Top-Up Tax (“QDMTT") in accordance with the OECD global minimum tax rules, applicable to the fiscal years starting December 31, 2023. Spain also adopted the Undertaxed Profits Rule (“UTPR”), in accordance with the OECD global minimum tax rules for the fiscal years starting December 31, 2024.

These taxes are applicable to multinational groups with annual consolidated income of at least 750 million euros, which will be subject to a minimum effective tax rate of 15 percent.

In the opinion of IFS’ Management and its legal advisors, the application of this regulation has not had a significant impact on the Group's consolidated financial statements.

(f) On May 28, 2026, the Republic of Panama enacted Act No. 526 (the “Economic Substance Act”), which establishes a regime of economic substance that will enter into force in the fiscal year 2027. For its part, on September 2, 2026, Executive Decree No. 32 was published, which regulated the Law of Economic Substance.

The Economic Substance Act is applicable to Panamanian entities that are part of multinational groups that obtain passive income from foreign sources, including dividends, interest, royalties, capital gains, income from real estate and other income derived from movable assets.

Entities that do not demonstrate to have an adequate economic substance in Panama shall be considered as non-qualified entities and shall be subject to the Income Tax in Panama at a rate of 15 percent over the taxable net income attributable to said passive income.

Although Management currently considers that Panamanian holding entities will be subject to the requirements set forth in the Economic Substance Act, in its opinion and that of its legal advisors, the application of this regulation would not have a significant impact on IFS's financial statements.

(g) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the nine-month ended as of September 30,

	2026	2025
	S/(000)	S/(000)
Current – Expense	450,671	383,665
Current – Dividend expense, Note 14(b)	35,167	30,109
Deferred – (Income)	(83,788)	(42,299)
	402,050	371,475

15. Interest income and expenses, and similar accounts

This caption is comprised of the following:

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,869,109	3,798,390
Interest on investments at fair value through other comprehensive income	1,003,537	890,311
Interest on due from banks and inter-bank funds	261,085	233,170
Interest on investments at amortized cost	171,302	172,361
Dividends on financial instruments	63,997	64,732
Others	13,439	10,179
Total	5,382,469	5,169,143
Interest and similar expenses
Interest and fees on deposits and obligations	(928,635)	(952,076)
Interest on bonds, notes and other obligations	(338,572)	(299,761)
Interest and fees on due to banks and correspondents	(255,423)	(308,748)
Insurance contract expense with investment component	(130,161)	(75,090)
Deposit insurance fund fees	(76,856)	(67,060)
Interest on lease payments	(6,122)	(7,216)
Others	(11,008)	(6,795)
Total	(1,746,777)	(1,716,746)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	659,121	581,846
Income from services (acquirer and issuer role) (b)	510,734	540,142
Banking service fees	188,275	179,100
Brokerage and custody services	12,735	8,586
Others	16,721	18,761

Performance obligations over time:
Funds management	138,227	131,553
Contingent loans fees	47,498	50,847
Collection services	40,809	38,724
Others	30,220	21,224
Total	1,644,340	1,570,783
Expenses
Expenses for services (acquirer and issuer role) (b)	(259,330)	(257,736)
Credit cards	(131,509)	(117,563)
Credit card processing commissions	(92,959)	(85,417)
Local banks fees	(63,343)	(54,737)
Digital services fees	(58,111)	(54,503)
Credit life insurance premiums	(56,669)	(50,011)
Foreign banks fees	(20,439)	(20,252)
Others	(17,935)	(24,118)
Total	(700,295)	(664,337)
Net	944,045	906,446

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

This caption is comprised of the following:

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans	29,342	28,702
Maintenance, installation and sale of POS equipment	12,787	14,903
Services rendered to third parties	6,532	5,287
Income from ATM rentals	4,435	4,069
Others	32,831	55,886
Total other income	85,927	108,847
Other expenses
Commissions from insurance activities	(50,956)	(44,403)
Administrative and tax penalties	(10,278)	(13,691)
Expenses related to rental income	(8,622)	(10,478)
Provision for accounts receivable	(5,600)	(10,205)
Sundry technical insurance expenses	(4,686)	(8,976)
Provision for sundry risk	(4,321)	(2,291)
Donations	(3,089)	(3,296)
Others	(39,406)	(25,218)
Total other expenses	(126,958)	(118,558)

.

18. Result from insurance activities

(a) This caption is comprised of the following:

	30.09.2026				30.09.2025
	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	39,458	12,139	60,732	112,329	37,729	3,709	26,302	67,740
Change in Risk adjustment for non-financial risk	2,602	11,906	2,240	16,748	2,047	11,469	1,010	14,526
Insurance service expenses and expected claims incurred	69,232	244,359	90,579	404,170	51,856	215,993	71,175	339,024
Recovery of cash for insurance acquisition	5,110	2,800	27,382	35,292	3,672	648	10,330	14,650
Contracts measured under PAA:
Premiums assigned to the period	188,520	203,036	7,351	398,907	181,029	182,515	3,266	366,810
	304,922	474,240	188,284	967,446	276,333	414,334	112,083	802,750

Insurance service expenses -
Claims incurred expenses and other expenses	(68,850)	(671,185)	(114,638)	(854,673)	(75,342)	(722,903)	(105,086)	(903,331)
Onerous contract losses and loss reversion	(32,543)	15,063	6,913	(10,567)	2,016	61,604	3,763	67,383
Amortization of insurance acquisition cash flows	(123,727)	(2,800)	(27,382)	(153,909)	(117,722)	(648)	(10,330)	(128,700)
Changes to liabilities for incurred claims	(42,244)	256,022	36,762	250,540	(42,312)	323,502	42,917	324,107
	(267,364)	(402,900)	(98,345)	(768,609)	(233,360)	(338,445)	(68,736)	(640,541)
Insurance service results	37,558	71,340	89,939	198,837	42,973	75,889	43,347	162,209
Reinsurance income	(402)	(1,258)	(5,057)	(6,717)	(748)	(1,545)	(2,568)	(4,861)
Financial result of insurance operations (b)	—	(580,946)	(48,646)	(629,592)	—	(466,614)	(41,437)	(508,051)
Result from insurance activities (**)	37,156	(510,864)	36,236	(437,472)	42,225	(392,270)	(658)	(350,703)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/356,978,000 and S/304,041,000 as of September 30, 2026 and 2025, respectively. See also financial information by segments in Note 21.

(b) The composition of the financial result of insurance operations, is as follows:

	30.09.2026			30.09.2025
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(4,921)	(4,921)	—	(11,469)	(11,469)
Interest credited	(424,214)	(40,493)	(464,707)	(426,631)	(32,764)	(459,395)
Changes in interest rate and other financial hypotheses	(156,727)	66	(156,661)	(39,968)	3,016	(36,952)
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(5)	(3,298)	(3,303)	(15)	(220)	(235)
	(580,946)	(48,646)	(629,592)	(466,614)	(41,437)	(508,051)

Financial income from insurance contracts -
Interest credited	—	—	—	—	—	—
Effect of changes in interest rates and other financial hypotheses	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	—	—	—	—	—
	—	—	—	—	—	—
Result from insurance activities	(580,946)	(48,646)	(629,592)	(466,614)	(41,437)	(508,051)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2025
Balance as of January 1	113,288	113,288	270	113,288
Purchase of treasury stock	(1,937)	(1,937)	147	(1,055)
Balance as of September 30, 2025	111,351	111,351		112,233
Net earnings attributable to IFS’s shareholders S/(000)				1,474,066
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				13.134
Period 2026
Balance as of January 1	111,082	111,082	270	111,082
Purchase of treasury stock	(1,472)	(1,472)	86	(469)
Balance as of September 30, 2026	109,610	109,610		110,613
Net earnings attributable to IFS’s shareholders S/(000)				1,634,935
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.781

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of September 30, 2026 and December 31, 2025 and for nine-month periods ended September 30, 2026 and 2025:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	701	353
Investments at fair value through other comprehensive income	62,660	74,104
Loans, net (b)	2,013,141	2,272,336
Accounts receivable	107,635	105,897
Other assets	14,942	9,606
Liabilities
Deposits and obligations	1,578,551	1,430,409
Other liabilities	75,668	120,612
Off-balance sheet accounts
Indirect loans (b)	84,139	65,778

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	121,015	104,745
Rental income	26,865	25,793
Interest and similar expenses	(17,082)	(19,288)
Administrative expenses	(29,970)	(31,681)
Others, net	41,747	47,322

(b) As of September 30, 2026 and December 31, 2025, the detail of loans is the following:

	30.09.2026			31.12.2025
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,296,870	19,938	1,316,808	1,581,492	15,908	1,597,400
Related	716,271	64,201	780,472	690,844	49,870	740,714
	2,013,141	84,139	2,097,280	2,272,336	65,778	2,338,114

(c) As of September 30, 2026 and December 31, 2025, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of September 30, 2026 and December 31, 2025, direct loans to employees, directors and executives amounted approximately to S/269,996,000 and S/256,398,000, respectively; said loans are outstanding and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the nine-month periods ended September 30, 2026 and 2025, is presented below:

	30.09.2026	30.09.2025
	S/(000)	S/(000)
Salaries	29,419	28,070
Board of Directors’ compensations	2,750	3,074
Total	32,169	31,144

(e) As of September 30, 2026 and December 31, 2025, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/117,000 and S/184,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately to make decisions on the distribution of resources and performance assessment. Segments’ performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of September 30, 2026 and December 31, 2025, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the nine-month periods ended September 30, 2026 and 2025:

	30.09.2026
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Statement of income data
Interest and similar income	4,492,839	805,549	109,373	(25,292)	5,382,469
Interest and similar expenses	(1,486,856)	(189,099)	(75,082)	4,260	(1,746,777)
Net interest and similar income	3,005,983	616,450	34,291	(21,032)	3,635,692
Loss on loans, net of recoveries	(817,681)	—	(161)	—	(817,842)
(Loss) recovery due to impairment of financial investments	17	(10,921)	318	4	(10,582)
Net interest and similar income after impairment loss	2,188,319	605,529	34,448	(21,028)	2,807,268
Fee income from financial services, net	727,819	(10,979)	153,668	73,537	944,045
Net gain on sale of financial investments	73,680	21,445	2,049	—	97,174
Other income	490,686	173,740	133,631	51,810	849,867
Result from insurance activities	—	(80,439)	—	(55)	(80,494)
Depreciation and amortization	(230,770)	(16,025)	(6,865)	(68,716)	(322,376)
Other expenses	(1,616,584)	(367,535)	(132,150)	(130,228)	(2,246,497)
Income (loss) before exchange difference and Income Tax	1,633,150	325,736	184,781	(94,680)	2,048,987
Exchange difference	(5,721)	(4,985)	(915)	8,921	(2,700)
Income Tax	(364,039)	—	(11,887)	(26,124)	(402,050)
Net profit (loss) for the period	1,263,390	320,751	171,979	(111,883)	1,644,237
Attributable to:
IFS’s shareholders	1,263,390	320,751	171,979	(121,185)	1,634,935
Non-controlling interest	—	—	—	9,302	9,302
	1,263,390	320,751	171,979	(111,883)	1,644,237

(*) It corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.09.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Statement of income data
Interest and similar income	4,359,835	695,473	123,344	(9,509)	5,169,143
Interest and similar expenses	(1,508,670)	(136,846)	(75,053)	3,823	(1,716,746)
Net interest and similar income	2,851,165	558,627	48,291	(5,686)	3,452,397
Loss on loans, net of recoveries	(907,997)	—	(153)	—	(908,150)
(Loss) recovery due to impairment of financial investments	(156)	(137,082)	416	15	(136,807)
Net interest and similar income after impairment loss	1,943,012	421,545	48,554	(5,671)	2,407,440
Fee income from financial services, net	654,730	(9,763)	145,521	115,958	906,446
Net gain (loss) on sale of financial investments	52,083	19,005	(1,463)	—	69,625
Other income	410,918	133,262	151,746	128,794	824,720
Result from insurance activities	—	(46,642)	—	(20)	(46,662)
Depreciation and amortization	(226,615)	(15,124)	(6,141)	(93,163)	(341,043)
Other expenses	(1,427,176)	(319,638)	(122,385)	(127,240)	(1,996,439)
Income before exchange difference and Income Tax	1,406,952	182,645	215,832	18,658	1,824,087
Exchange difference	576	28,628	747	(681)	29,270
Income Tax	(335,398)	—	(9,822)	(26,255)	(371,475)
Net profit for the period	1,072,130	211,273	206,757	(8,278)	1,481,882
Attributable to:
IFS’s shareholders	1,072,130	211,273	206,757	(16,094)	1,474,066
Non-controlling interest	—	—	—	7,816	7,816
	1,072,130	211,273	206,757	(8,278)	1,481,882

(*) It corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.09.2026
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	255,299	99,031	5,539	24,316	384,185
Total assets	81,345,368	18,577,736	4,385,984	374,378	104,683,466
Total liabilities	70,533,531	17,288,303	3,263,419	431,119	91,516,372

	31.12.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	461,646	65,369	7,859	51,251	586,125
Total assets	76,763,239	17,461,132	4,118,540	754,516	99,097,427
Total liabilities	66,505,666	16,615,842	3,019,002	535,073	86,675,583

(*) It correspond to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It include the acquisition of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the nine-month periods ended September 30, 2026, is S/8,598,513,000 in Peru and S/342,784,000 in Panama (for the nine-month periods ended September 30, 2025, was S/8,067,180,000 in Peru and S/369,842,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of September 30, 2026 is S/100,446,276,000 in Peru and S/4,237,190,000 in Panama (for the year ended December 31, 2025, was S/95,125,697,000 in Peru and S/3,971,730,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of September 30, 2026 and December 31, 2025, are presented below.

	30.09.2026
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,686,964	14,686,964
Inter-bank funds	—	—	—	—	—
Financial investments	2,701,791	21,022,869	607,970	3,642,439	27,975,069
Loans, net	—	—	—	55,168,223	55,168,223
Due from customers on acceptances	—	—	—	4,000	4,000
Other accounts receivable and other assets, net	153,843	—	—	1,585,668	1,739,511
Reinsurance contracts assets	—	—	—	61,257	61,257
	2,855,634	21,022,869	607,970	75,148,551	99,635,024
Financial liabilities
Deposits and obligations	—	—	—	60,557,524	60,557,524
Inter-bank funds	—	—	—	—	—
Due to banks and correspondents	—	—	—	4,944,769	4,944,769
Bonds, notes and other obligations	—	—	—	7,656,277	7,656,277
Due from customers on acceptances	—	—	—	4,000	4,000
Insurance and reinsurance contract liabilities	—	—	—	12,552,891	12,552,891
Other accounts payable, provisions and other liabilities	260,392	—	—	5,177,638	5,438,030
	260,392	—	—	90,893,099	91,153,491

	31.12.2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	40,006	40,006
Financial investments	1,965,991	21,662,651	556,149	3,989,015	28,173,806
Loans, net	—	—	—	50,770,150	50,770,150
Due from customers on acceptances	—	—	—	51,332	51,332
Other accounts receivable and other assets, net	120,878	—	—	1,135,362	1,256,240
Reinsurance contracts assets	—	—	—	57,182	57,182
	2,086,869	21,662,651	556,149	70,078,996	94,384,665
Financial liabilities
Deposits and obligations	—	—	—	56,027,630	56,027,630
Inter-bank funds	—	—	—	55,019	55,019
Due to banks and correspondents	—	—	—	7,166,014	7,166,014
Bonds, notes and other obligations	—	—	—	5,590,408	5,590,408
Due from customers on acceptances	—	—	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	—	—	13,063,254	13,063,254
Other accounts payable, provisions and other liabilities	207,084	—	—	4,172,085	4,379,169
	207,084	—	—	86,125,742	86,332,826

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors, and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the audited Annual Consolidated Financial Statements; related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (consumer and mortgage loans), (ii) Business Banking (small and micro-business loans), and (iii) Commercial Banking (commercial loans). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans’ expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2026 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2026 and December 31, 2025, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2026
Derivatives, Note 8(c)	153,843	—	153,843	(89,311)	(3,090)	61,442
Total	153,843	—	153,843	(89,311)	(3,090)	61,442
As of December 31, 2025
Derivatives, Note 8(c)	120,878	—	120,878	(31,633)	(60,063)	29,182
Total	120,878	—	120,878	(31,633)	(60,063)	29,182

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2026 and December 31, 2025, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2026
Derivatives, Note 8(c)	260,392	—	260,392	(89,311)	(102,475)	68,606
Total	260,392	—	260,392	(89,311)	(102,475)	68,606
As of December 31, 2025
Derivatives, Note 8(c)	207,084	—	207,084	(31,633)	(93,021)	82,430
Total	207,084	—	207,084	(31,633)	(93,021)	82,430

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of September 30, 2026, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.429 per US$1 bid and S/3.437 per US$1 ask (S/3.358 and S/3.368 as of December 31, 2025, respectively). As of September 30, 2026, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.433 per US$1 (S/3.363 as of December 31, 2025).

The table below presents the detail of the Group’s position:

	30.09.2026
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,322,326	3,980,846	383,792	14,686,964
Inter-bank funds	—	—	—	—
Financial investments	8,748,991	19,166,670	59,408	27,975,069
Loans, net	15,519,213	39,637,575	11,435	55,168,223
Due from customers on acceptances	4,000	—	—	4,000
Other accounts receivable and other assets, net	326,543	1,411,664	1,304	1,739,511
Reinsurance contract assets	2,102	59,155	—	61,257
	34,923,175	64,255,910	455,939	99,635,024
Liabilities
Deposits and obligations	20,007,936	39,960,764	588,824	60,557,524
Inter-bank funds	—	—	—	—
Due to banks and correspondents	2,053,155	2,891,614	—	4,944,769
Bonds, notes and other obligations	6,791,638	864,639	—	7,656,277
Due from customers on acceptances	4,000	—	—	4,000
Insurance and reinsurance contract liabilities	3,311,833	9,241,058	—	12,552,891
Other accounts payable, provisions and other liabilities	2,504,441	2,933,059	530	5,438,030
	34,673,003	55,891,134	589,354	91,153,491
Forwards position, net	(2,504,995)	2,305,259	199,736	—
Currency swaps position, net	184,658	(184,658)	—	—
Cross currency swaps position, net	2,747,200	(2,747,200)	—	—
Options position, net	(142)	142	—	—
Monetary position, net	676,893	7,738,319	66,321	8,481,533

	31.12.2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,784,117	3,963,653	288,179	14,035,949
Inter-bank funds	—	40,006	—	40,006
Financial investments	7,731,572	20,387,567	54,667	28,173,806
Loans, net	14,424,941	36,345,209	—	50,770,150
Due from customers on acceptances	51,332	—	—	51,332
Other accounts receivable and other assets, net	240,769	1,014,491	980	1,256,240
Reinsurance contract assets	2,056	55,126	—	57,182
	32,234,787	61,806,052	343,826	94,384,665
Liabilities
Deposits and obligations	19,301,489	36,216,857	509,284	56,027,630
Inter-bank funds	—	55,019	—	55,019
Due to banks and correspondents	2,049,531	5,116,483	—	7,166,014
Bonds, notes and other obligations	4,879,304	711,104	—	5,590,408
Due from customers on acceptances	51,332	—	—	51,332
Insurance and reinsurance contract liabilities	3,609,743	9,453,511	—	13,063,254
Other accounts payable, provisions and other liabilities	1,929,823	2,438,585	10,761	4,379,169
	31,821,222	53,991,559	520,045	86,332,826
Forwards position, net	(2,443,784)	2,206,289	237,495	—
Currency swaps position, net	718,766	(718,766)	—	—
Cross currency swaps position, net	1,850,650	(1,850,650)	—	—
Options position, net	(66)	66	—	—
Monetary position, net	539,131	7,451,432	61,276	8,051,839

As of September 30, 2026, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$1,116,807,000, equivalent to S/3,833,997,000 (US$1,050,880,000, equivalent to S/3,534,108,000 as of December 31, 2025

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	30.09.2026
	Quoted price in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	317,977	1,203,663	1,180,151	2,701,791
Debt instruments measured at fair value through other comprehensive income	13,124,799	7,690,143	—	20,814,942
Equity instruments measured at fair value through other comprehensive income	571,548	2,092	34,330	607,970
Derivative receivables	—	153,843	—	153,843
	14,014,324	9,049,741	1,214,481	24,278,546
Accrued interest				207,927
Total financial assets				24,486,473
Financial liabilities
Derivative payables	—	260,392	—	260,392
Total financial liabilities	—	260,392	—	260,392

	31.12.2025
	Quoted price in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	247,299	666,443	1,052,249	1,965,991
Debt instruments measured at fair value through other comprehensive income	13,732,571	7,566,826	—	21,299,397
Equity instruments measured at fair value through other comprehensive income	518,843	3,675	33,631	556,149
Derivative receivables	—	120,878	—	120,878
	14,498,713	8,357,822	1,085,880	23,942,415
Accrued interest				363,254
Total financial assets				24,305,669
Financial liabilities
Derivative payables	—	207,084	—	207,084
Total financial liabilities	—	207,084	—	207,084

(*) As of September 30, 2026 and December 31, 2025, correspond mainly to mutual funds, investment funds and shares.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

As of September 30, 2026, there were transfers from level 1 to level 2 for an amount of S/120,989,000 (there were no transfers from level 1 to level 2 as of December 31, 2025). Likewise, as of September 30, 2026 and December 31, 2025, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/214,109,000 and S/19,763,000, respectively.

As of September 30, 2026 and December 31, 2025, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Initial balance as of January 1	1,085,880	1,049,781
Purchases	50,204	103,912
Sales	(84,495)	(122,565)
Gain recognized on the consolidated statement of income	162,892	54,752
Ending balance	1,214,481	1,085,880

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	30.09.2026					31.12.2025
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	14,686,964	—	—	14,686,964	14,686,964	14,035,949	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	—	—	—	40,006	—	40,006	40,006
Investments at amortized cost	3,397,693	282,642	—	3,680,335	3,642,439	4,026,559	140,840	—	4,167,399	3,989,015
Loans, net	—	54,599,280	—	54,599,280	55,168,223	—	50,189,528	—	50,189,528	50,770,150
Due from customers on acceptances	—	4,000	—	4,000	4,000	—	51,332	—	51,332	51,332
Other accounts receivable and other assets, net	—	1,585,668	—	1,585,668	1,585,668	—	1,135,362	—	1,135,362	1,135,362
Reinsurance contract assets	—	61,257	—	61,257	61,257	—	57,182	—	57,182	57,182
Total	18,084,657	56,532,847	—	74,617,504	75,148,551	18,062,508	51,614,250	—	69,676,758	70,078,996
Liabilities
Deposits and obligations	—	60,598,994	—	60,598,994	60,557,524	—	56,042,175	—	56,042,175	56,027,630
Inter-bank funds	—	—	—	—	—	—	55,019	—	55,019	55,019
Due to banks and correspondents	—	4,946,294	—	4,946,294	4,944,769	—	7,183,314	—	7,183,314	7,166,014
Bonds, notes and other obligations	5,099,186	506,385	—	5,605,571	7,656,277	4,976,125	710,793	—	5,686,918	5,590,408
Due from customers on acceptances	—	4,000	—	4,000	4,000	—	51,332	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	12,552,891	—	12,552,891	12,552,891	—	13,063,254	—	13,063,254	13,063,254
Other accounts payable and other liabilities	—	5,177,638	—	5,177,638	5,177,638	—	4,172,085	—	4,172,085	4,172,085
Total	5,099,186	83,786,202	—	88,885,388	90,893,099	4,976,125	81,277,972	—	86,254,097	86,125,742

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of September 30, 2026 and December 31, 2025, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of September 30, 2026 and December 31, 2025, the value of the managed off-balance sheet financial assets is as follows:

	30.09.2026	31.12.2025
	S/(000)	S/(000)
Investment funds	21,567,276	19,418,061
Mutual funds	10,029,928	9,340,950
Total	31,597,204	28,759,011

26. Subsequent events

No subsequent events or significant occurrences were identified between the closing date of these consolidated financial statements and the approval date that would alter the financial position presented.